

AUBURN NATIONAL
Bancorporation, Inc.

2022 ANNUAL REPORT



ON THE COVER:

In 1998, Bob Dumas was appointed the 8th President in the history of AuburnBank. Forty-four years of age at that time, Mr. Dumas would serve as President over the next 25 years before retiring in December, 2022.

CHAMPIONS OF YOU, ALWAYS

2022 ANNUAL REPORT



AUBURN NATIONAL
Bancorporation, Inc.



It has been an honor
and a privilege to serve
as your President and
Chief Executive Officer
for the past 25 years.

BOB DUMAS

To Our Shareholders and Friends,

2022 was a record earnings year for our bank. Net earnings for 2022 were reported just over $10.3 million or $2.95 per share compared to $8.0 million or $2.27 per share for 2021. Record earnings were partly due to a couple of non-routine items; however, we also produced strong revenue growth as our net interest income and margin continued to increase.

Our loan portfolio increased just over 10% or $46 million for the year, thus providing solid growth in higher yielding assets. Asset quality remained very strong with reserve for loan and lease losses as a percentage of loans and lease receivables (net of unearned income) ending the year at 1.14%.

Dividends of $1.06 per share were paid for the year compared to $1.04 per share for 2021. Our capital position remains strong. By current regulatory standards, we exceed the requirements of a well-capitalized bank.

After relative rate stability over the past several years, 2022 provided a challenging environment with a steep rise in interest rates in response to rising infl tion levels. In seeking to combat historic infl tion rates, The Federal Reserve's monetary policy included seven separate rate increases totaling 425 basis points.

While earning asset yields moved higher throughout the year, competitive pressures on the funding side also became more elevated late in the year. Successfully managing our balance sheet will be important in 2023.

I would like to congratulate our entire bank team for completing our final move into our new facility in downtown Auburn in June of 2022. In addition, I would like to thank our shareholders, customers, and entire community for your continued support during our development project.

We remain committed to serving our local communities and the entire East Alabama region with competitive products and services, top quality service, and giving back to many worthy civic and community organizations that make our local communities a special place to live, work, and raise a family.

It has been an honor and a privilege to serve as your President and Chief Executive Officer for the past 25 years. As you know, I retired December 31, 2022 as President and Chief Executive Officer of AuburnBank and Auburn National Bancorporation, Inc. I will continue to serve as Chairman of the AuburnBank and Auburn National Bancorporation, Inc. boards. Mr. David Hedges, our Executive Vice President and Chief Financial Officer, has been elected to serve as the President and Chief Executive Officer of both the bank and company and to serve as a director for both boards. He is an outstanding leader and has played a significant role in the growth, profitabilit , and management of our bank since 2006. I am confident he will successfully lead our financial institution in the future and continue to enhance shareholder value.

Thank you for your loyal support, and as we proudly believe and say, we are "Champions of You."



Robert W. Dumas

Robert W. Dumas
Chairman
AuburnBank and ANBC

INVESTING IN
THE FUTURE



"I would like to thank our shareholders, customers, and entire community for your continued support during our development process."

Bob Dumas, Chairman









Sometimes investing in the future includes bricks and mortar. The newly established AuburnBank Center in downtown Auburn is a 90,000 SF, state-of-art facility and is only the 4th main office building since the bank was established in 1907. First at Toomer's Corner and now at the corner of Magnolia and Gay Street, AuburnBank's main offices have served as the cornerstone of Auburn's downtown for more than a century.

While honoring the past, the leaders of today have kept their eyes on the future, remaining committed to the next generation of customers and their needs. The AuburnBank Center is a testament to the bank's commitment to and investment in tomorrow.








TOOMERS CORNER AND
THE BANK OF AUBURN
This famous intersection, now known as
Toomers Corner was named for businessman
and State Senator Sheldon Toomer who founded
the Bank of Auburn here in 1907. He served
45 years as bank President and 25 years on
the Auburn City Council.

HONORING THE PAST

During the AuburnBank Center's opening ceremony last summer, Mr. Ollis Bryant and his wife, Suzi, were in attendance for the festivities. Ollis, a 42-year employee of AuburnBank from 1964-2006, told the story of moving the contents of the vault down the sidewalk from Toomers Corner to the new building at Gay and Magnolia in 1964. Today, nearly 60 years later, Ollis Bryant remains an example of the corporate culture instilled 116 years ago which is to serve our customers first while investing in our employees.







AuburnBank employees gathered Saturdays in the Spring of 2022 to help build Habitat home #71 on Foster Street in Auburn—the home of Jessica, and her son, Carson. We are proud to support Auburn-Opelika Habitat for Humanity and home ownership—the American dream.

In January 1910, the Bank of Auburn began a tradition of financially supporting the community. 113 years later, AuburnBank remains steadfast in its efforts to support its communities. E.L. Spencer, Jr., Chairman Emeritus, once said "If you do what's right for the community, it's right for the bank." Doing what's right for our communities is second nature—from the Food Bank of East Alabama, to Auburn-Opelika Habitat for Humanity, to the United Way of Lee County, to the Miracle League of East Alabama and so many more associations and agencies who exist to support those most in need in our communities.

SERVING IN **THE PRESENT**







A TRIBUTE TO BOB DUMAS

In *More than Money*, the book celebrating AuburnBank's first 100 years, it is evident that being a good Community Bank is about more than making money.

It's about caring for the community which it serves and the people who make up that community. It's about being your partner, your neighbor, your friend. It's about being a champion of you.

Bob Dumas wasn't around when AuburnBank was formed in 1907, but its guiding principles have been his guiding principles, his North Star, all of his life, both personally and professionally. Auburn, AuburnBank, Auburn University, indeed, all of Auburn, is better because of it.

Bob Dumas has lived a life of character, compassion, and servant leadership.

From his time as chairman of the Auburn City School Board, to his work with the Food Bank of East Alabama, Habitat for Humanity, United Way, his service on the East Alabama Health Board, the Auburn Chamber Board, the Auburn University Board of Trustees, and numerous other local, state, regional, and national boards and entities, his one concern has been to enhance the common good.

Enhancing the common good has been a driving force of Bob Dumas' life.

He has led with a human touch which cultivates empathy and understanding with his fellowman. He has combined that human touch with skill and business acumen to make AuburnBank—your bank—one of the nation's leading Community Banks.

Auburn, AuburnBank and Auburn University are fortunate, even blessed, to have had a man of his ability, character, integrity, leadership, and willingness to serve.

He was born in Auburn. He has lived his life in Auburn. There can be no better, no more complete Auburn Man than Bob Dumas.

Now or ever.

David Housel

David Housel
Member, AuburnBank Board of Directors
Director of Athletics Emeritus, Auburn University

AUBURN NATIONAL BANCORPORATION, INC.
AND AUBURNBANK BOARD OF DIRECTORS

Seated: Anne M. May and David E. Housel.
Standing: Edward Lee Spencer, III, C. Wayne Alderman, J. Tutt Barrett, Terry W. Andrus,
Robert W. Dumas, William F. Ham, Jr., Laura Cooper, and David Hedges.



One hundred sixteen years ago, AuburnBank's Board of Directors charted a course that included putting customer service first and monitoring the bank's operations and its fiduciary responsibility to its shareholders. Our Advisory Board members are advocates for the bank within their communities.



AUBURN NATIONAL BANCORPORATION, INC. AND AUBURNBANK BOARD OF DIRECTORS

Robert W. Dumas
Chairman
AuburnBank

Terry Andrus
Retired, CEO,
East Alabama Health

C. Wayne Alderman
Secretary to ANBC
Dean and Professor
Emeritus,
College of Business,
Auburn University

J. Tutt Barrett
Attorney,
Dean and Barrett

Laura Cooper
Executive Director,
Lee County Youth Development

William F. Ham, Jr.
Owner, Varsity Enterprises

David A. Hedges
President & CEO
AuburnBank

David E. Housel
Director of Athletics Emeritus,
Auburn University

Anne May
Retired Partner, Machen,
McChesney & Chastain, CPAs

E. L. Spencer, III
Investor



OPELIKA BRANCH ADVISORY BOARD

William H. Brown
President, Brown Agency, Inc.

William G. Dyas
Realtor, First Realty

Doug M. Horn
Owner, Doug Horn Roofin
& Contracting Co.

William P. Johnston
President, J&M Bookstore

C. Eddie Smith
Senior Vice President,
City President, Opelika

R. Kraig Smith M.D.
Lee OBGYN

Sherrie M. Stanyard
Retired, Craftmaster Printers, Inc.

Robert G. Young
Vice President, Sales
Young's Plant Farm, Inc.

VALLEY BRANCH ADVISORY BOARD

Terrell E. Bishop
Retired, AuburnBank

H. David Ennis, Sr.
President, Novelli-Ennis
& Company, CPA

John H. Hood, II
Pharmacist, Hood's Pharmacy

Claud E. (Skip) McCoy, Jr.
Attorney, Johnson, Caldwell,
& McCoy Law Firm

Frank P. Norman
Owner, Johnny's
New York Style Pizza
and WingStop



AUBURNBANK OFFICERS

Robert W. Dumas
Chairman

David A. Hedges
President &
Chief Executive Officer

James Walker
Senior Vice President,
Chief Financial Officer

S. Mark Bridges
Senior Vice President,
Commercial/Consumer
Loans

James E. Dulaney
Senior Vice President,
Commercial/Consumer
Loans

Bruce Emfinger
Senior Vice President,
Valley City President

Pam Fuller
Senior Vice President,
Operations

Marla Kickliter
Senior Vice President,
Compliance & Internal Audit

Shannon O'Donnell
Senior Vice President,
Credit Administration,
Chief Risk Officer

Jerry Siegel
Senior Vice President, IT/IS
Chief Technology Officer

C. Eddie Smith
Senior Vice President,
Opelika City President

Robert Smith
Senior Vice President,
Chief Lending Officer

Jeff Stewart
Senior Vice President,
Collection Supervisor,
Commercial Lender

David Warren
Senior Vice President,
Commercial/Consumer
Loans

Kris Blackmon
Vice President,
Asset/Liability Manager
Chief Investment Officer

Laura Carrington
Vice President,
Human Resource Officer

Christy Fogle
Vice President,
Credit Administration

Vickie Garner
Vice President,
Loan Operations Manager

Lance Hemmings
Vice President,
Commercial/Consumer
Loans

April Herring
Vice President,
Mortgage Division Manager

Wanda McCaghren
Vice President,
Commercial/Consumer
Loans

Marcia Otwell
Vice President,
Admin/Shareholder Relations

James R. Pack
Vice President,
Financial Reporting

Greg Pettey
Vice President,
Commercial/Consumer
Loans

Jeff Stanfield
Vice President,
Commercial/Consumer
Loans

Karen Bence
Assistant Vice President,
Security, BSA/OFAC
Officer

Suzanne Gibson
Assistant Vice President,
Portfolio Management
Officer

Woody Odom
Assistant Vice President,
IT/IS

Cindy Royster
Assistant Vice President,
Branch Administration
& IRA Specialist

Joanna Watts
Assistant Vice President,
IT/IS

Susan Groover
Assistant BSA/OFAC Officer,
Assistant Security Officer

Kathy Ingram
Head Commercial/Consumer
Loan Processor Officer

Andrea Jackson
Portfolio Manager I

Libba Paulk
Executive Assistant to
the President/CEO

Rhonda Sanders
Deposit Operations,
Customer Identific tion
Program Officer

Lolly Steiner
Community Relations
& Marketing Officer

Leigh Ann Thompson
Treasury Management &
Electronic Services Officer

Latoya Watts
Branch Administrator,
Training Officer

AUBURN NATIONAL BANCORPORATION, INC.
FINANCIAL HIGHLIGHTS

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	For the Years Ended December 31,				
	2022	**2021**	**2020**	**2019**	**2018**
Earnings					
Net Interest Income	$27,166	$23,990	$24,338	$26,064	$25,570
Provision for Loan Losses	1,000	<600>	1,100	<250>	——
Net Earnings	10,346	8,039	7,454	9,741	8,834
Per Share:					
Net Earnings	2.95	2.27	2.09	2.72	2.42
Cash Dividends	1.06	1.04	1.02	1.00	0.96
Book Value	19.42	29.46	30.20	27.57	24.44
Shares Issued	3,957,135	3,957,135	3,957,135	3,957,135	3,957,135
Weighted Average Shares Outstanding	3,510,869	3,545,310	3,566,207	3,581,476	3,643,780
Financial Condition					
Total Assets	1,023,888	1,105,150	956,597	828,570	818,077
Loans, net of unearned income	504,458	458,364	461,700	460,901	476,908
Investment Securities	405,304	421,891	335,177	235,902	239,801
Total Deposits	950,337	994,243	839,792	724,152	724,193
Stockholders' Equity	68,041	103,726	107,689	98,328	89,055
Selected Ratios					
Return on Average Total Assets	0.96%	0.78%	0.83%	1.18%	1.08%
Return on Average Total Equity	12.48%	7.54%	7.12%	10.35%	10.14%
Average Stockholders' Equity to Average Assets	7.72%	10.39%	11.63%	11.39%	10.63%
Allowance for Loan Losses as a % of Loans	1.14%	1.08%	1.22%	0.95%	1.00%
Loans to Total Deposits	53.08%	46.10%	54.98%	63.65%	65.85%

Financial Section

Auburn National Bancorporation, Inc. 2022 Annual Report

SPECIAL CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Various of the statements made herein under the captions "Management's Discussion and Analysis of Financial Condition and Results of Operations", and in our Annual Report on Securities and Exchange Commission (the "Commission") Form 10-K under "Quantitative and Qualitative Disclosures about Market Risk", "Risk Factors" "Description of Property" and elsewhere, are "forward-looking statements" within the meaning and protections of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Our Annual Report on Form 10-K is available free of charge from the Commission's internet website at *www.sec.gov* or through the Company's internet website at *www.auburnabnk.com* under "About Us – Investor Relations."

Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, achievements or financial condition of the Company to be materially different from future results, performance, achievements or financial condition expressed or implied by such forward-looking statements. You should not expect us to update any forward-looking statements.

All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "designed", "plan," "point to," "project," "could," "intend," "target" and other similar words and expressions of the future. These forward-looking statements may not be realized due to a variety of factors, including, without limitation: (i) the effects of future economic, business and market conditions and changes, foreign, domestic and locally, including inflation, seasonality, natural disasters or climate change, such as rising sea and water levels, hurricanes and tornados, COVID-19 or other epidemics or pandemics including supply chain disruptions, inventory volatility, and changes in consumer behaviors; (ii) the effects of war or other conflicts, acts of terrorism, trade restrictions, sanctions or other events that may affect general economic conditions; (iii) governmental monetary and fiscal policies, including the continuing effects of COVID-19 fiscal and monetary stimuli, and changes in monetary policies in response to inflations including increases in the Federal Reserve's target federal funds rate and reductions in the Federal Reserve's holdings of securities; (iv) legislative and regulatory changes, including changes in banking, securities and tax laws, regulations and rules and their application by our regulators, including capital and liquidity requirements, and changes in the scope and cost of FDIC insurance; (v) changes in accounting pronouncements and interpretations, including the required implementation of Financial Accounting Standards Board's ("FASB") Accounting Standards Update (ASU) 2016-13, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments," as well as the updates issued since June 2016 (collectively, FASB ASC Topic 326) on Current Expected Credit Losses ("CECL"), and ASU 2022-02, Troubled Debt Restructurings and Vintage Disclosures, which eliminates troubled debt restructurings ("TDRs") and related guidance; (vi) the failure of assumptions and estimates, as well as differences in, and changes to, economic, market and credit conditions, including changes in borrowers' credit risks and payment behaviors from those used in our loan portfolio reviews; (vii) the risks of changes in market interest rates and the shape of the yield curve on the levels, composition and costs of deposits, loan demand and mortgage loan originations, and the values and liquidity of loan collateral, securities, and interest-sensitive assets and liabilities, and the risks and uncertainty of the amounts realizable on collateral; (viii) the risks of increases in market interest rates creating unrealized losses on our securities available for sale, which adversely affect our stockholders' equity for financial reporting purposes; (ix) changes in borrower liquidity and credit risks, and savings, deposit and payment behaviors; (x) changes in the availability and cost of credit and capital in the financial markets, and the types of instruments that may be included as capital for regulatory purposes; (xi) changes in the prices, values and sales volumes of residential and commercial real estate; (xii) the effects of competition from a wide variety of local, regional, national and other providers of financial, investment and insurance services, including the disruptive effects of financial technology and other competitors who are not subject to the same regulations as the Company and the Bank and credit unions, which are not subject to federal income taxation; (xiii) the failure of assumptions and estimates underlying the establishment of allowances for possible loan losses and other asset impairments, losses valuations of assets and liabilities and other estimates, and the allowance of credit losses for CECL beginning January 1, 2023; (xiv) the timing and amount of rental income from third parties following the June 2022 opening of our new headquarters; (xv) the risks of mergers, acquisitions and divestitures, including, without limitation, the related time and costs of implementing such transactions, integrating operations as part of these transactions and possible failures to achieve expected gains, revenue growth and/or expense savings from such transactions; (xvi) changes in technology or products that may be more difficult, costly, or less effective than anticipated; (xvii) cyber-attacks and data breaches that may compromise our systems, our vendors' systems or customers' information; (xviii) the risks that our deferred tax assets ("DTAs") included in "other assets" on our consolidated balance sheets, if any, could be reduced if estimates of future taxable income from our operations and tax planning strategies are less than currently estimated, and sales of our capital stock could trigger a reduction in the amount of net operating loss carry-forwards that we may be able to utilize for income tax purposes; and (xix) other factors and risks described under "Risk Factors" herein and in any of our subsequent reports that we make with the Securities and Exchange Commission (the "Commission" or "SEC") under the Exchange Act.

All written or oral forward-looking statements that are we make or are attributable to us are expressly qualified in their entirety by this cautionary notice. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date of this report, or after the respective dates on which such statements otherwise are made.

BUSINESS INFORMATION

Auburn National Bancorporation, Inc. (the "Company") is a bank holding company registered with the Board of Governors of the Federal Reserve System (the "Federal Reserve") under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). The Company was incorporated in Delaware in 1990, and in 1994 it succeeded its Alabama predecessor as the bank holding company controlling AuburnBank, an Alabama state member bank with its principal office in Auburn, Alabama (the "Bank"). The Company and its predecessor have controlled the Bank since 1984. As a bank holding company, the Company may diversify into a broader range of financial services and other business activities than currently are permitted to the Bank under applicable laws and regulations. The holding company structure also provides greater financial and operating flexibility than is presently permitted to the Bank.

The Bank has operated continuously since 1907 and currently conducts its business primarily in East Alabama, including Lee County and surrounding areas. The Bank has been a member of the Federal Reserve Bank of Atlanta (the "Federal Reserve Bank") since April 1995. The Bank's primary regulators are the Federal Reserve and the Alabama Superintendent of Banks (the "Alabama Superintendent"). The Bank has been a member of the Federal Home Loan Bank of Atlanta (the "FHLB") since 1991.

Services

The Bank offers checking, savings, transaction deposit accounts and certificates of deposit, and is an active residential mortgage lender in its primary service area. The Bank's primary service area includes the cities of Auburn and Opelika, Alabama and nearby surrounding areas in East Alabama, primarily in Lee County. The Bank also offers commercial, financial, agricultural, real estate construction and consumer loan products and other financial services. The Bank is one of the largest providers of automated teller machine ("ATM") services in East Alabama and operates ATM machines in 13 locations in its primary service area. The Bank offers Visa® Checkcards, which are debit cards with the Visa logo that work like checks and can be used anywhere Visa is accepted, including ATMs. The Bank's Visa Checkcards can be used internationally through the Plus® network. The Bank offers online banking, bill payment and other electronic banking services through its Internet website, *www.auburnbank.com*. Our online banking services, bill payment and electronic services are subject to certain cybersecurity risks. See "Risk Factors – Our information systems may experience interruptions and security breaches."

The Bank does not offer any services related to any Bitcoin or other digital or crypto instruments or stablecoins or businesses.

Loans and Loan Concentrations

The Bank makes loans for commercial, financial and agricultural purposes, as well as for real estate mortgages, real estate acquisition, construction and development and consumer purposes. While there are certain risks unique to each type of lending, management believes that there is more risk associated with commercial, real estate acquisition, construction and development, agricultural and consumer lending than with residential real estate mortgage loans. To help manage these risks, the Bank has established underwriting standards used in evaluating each extension of credit on an individual basis, which are substantially similar for each type of loan. These standards include a review of the economic conditions affecting the borrower, the borrower's financial strength and capacity to repay the debt, the underlying collateral and the borrower's past credit performance. We apply these standards at the time a loan is made and monitor them periodically throughout the life of the loan. See "Lending Practices" for a discussion of regulatory guidance on commercial real estate lending.

The Bank has loans outstanding to borrowers in all industries within our primary service area. Any adverse economic or other conditions affecting these industries would also likely have an adverse effect on the local workforce, other local businesses, and individuals in the community that have entered into loans with the Bank. For example, the auto manufacturing business and its suppliers have positively affected our local economy, but automobile sales manufacturing is cyclical and adversely affected by increases in interest rates. Decreases in automobile sales, including adverse changes due to interest rate increases, and the remaining economic effects of the COVID-19 pandemic, including continuing supply chain disruptions and a tight labor market, could adversely affect nearby Kia and Hyundai automotive plants and their suppliers' local spending and employment, and could adversely affect economic conditions in the markets we serve. However, management believes that due to the diversified mix of industries located within our markets, adverse changes in one industry may not necessarily affect other area industries to the same degree or within the same time frame. The Bank's primary service area also is subject to both local and national economic conditions and fluctuations. While most loans are made within our primary service area, some residential mortgage loans are originated outside the primary service area, and the Bank from time to time has purchased loan participations from outside its primary service area. We also may make loans to other borrowers outside these areas, especially where we have a relationship with the borrower, or its business or owners.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition at December 31, 2022 and 2021 and our results of operations for the years ended December 31, 2022 and 2021. The purpose of this discussion is to provide information about our financial condition and results of operations which is not otherwise apparent from the consolidated financial statements. The following discussion and analysis should be read along with our consolidated financial statements and the related notes included elsewhere herein. In addition, this discussion and analysis contains forward-looking statements, so you should refer to Item 1A, "Risk Factors" and "Special Cautionary Notice Regarding Forward-Looking Statements".

OVERVIEW

The Company was incorporated in 1990 under the laws of the State of Delaware and became a bank holding company after it acquired its Alabama predecessor, which was a bank holding company established in 1984. The Bank, the Company's principal subsidiary, is an Alabama state-chartered bank that is a member of the Federal Reserve System and has operated continuously since 1907. Both the Company and the Bank are headquartered in Auburn, Alabama. The Bank conducts its business primarily in East Alabama, including Lee County and surrounding areas. The Bank operates full-service branches in Auburn, Opelika, Notasulga and Valley, Alabama. The Bank also operates a loan production office in Phenix City, Alabama.

Summary of Results of Operations

(Dollars in thousands, except per share data)		Year ended December 31		
		2022		2021
Net interest income (a)	$	27,622	$	24,460
Less: tax-equivalent adjustment		456		470
Net interest income (GAAP)		27,166		23,990
Noninterest income		6,506		4,288
Total revenue		33,672		28,278
Provision for loan losses		1,000		(600)
Noninterest expense		19,823		19,433
Income tax expense		2,503		1,406
Net earnings	$	10,346	$	8,039
Basic and diluted net earnings per share	$	2.95	$	2.27

(a) Tax-equivalent. See "Table 1 - Explanation of Non-GAAP Financial Measures".

Financial Summary

The Company's net earnings were $10.3 million for the full year 2022, compared to $8.0 million for the full year 2021. Basic and diluted net earnings per share were $2.95 per share for the full year 2022, compared to $2.27 per share for the full year 2021.

Net interest income (tax-equivalent) was $27.6 million in 2022, a 13% increase compared to $24.5 million in 2021. This increase was primarily due to improvements in the Company's net interest margin. The Company's net interest margin (tax-equivalent) was 2.81% in 2022, compared to 2.55% in 2021. This increase was primarily due to changes in our asset mix and higher market interest rates on interest earning assets, while our cost of funds decreased 4 basis points to 0.35%.

At December 31, 2022, the Company's allowance for loan losses was $5.8 million, or 1.14% of total loans, compared to $4.9 million, or 1.08% of total loans, at December 31, 2021. At December 31, 2022, the Company's recorded investment in loans considered impaired was $2.6 million with a corresponding valuation allowance (included in the allowance for loan losses) of $0.5 million, compared to a recorded investment in loans considered impaired of $0.2 million with no corresponding valuation allowance at December 31, 2021. The Company recorded a charge to provision for loan losses of $1.0 million in 2022 compared to a negative provision for loan losses of $0.6 million during 2021. The provision for loan losses in 2022 was primarily related to loan growth and the downgrade of one borrowing relationship. The provision for loan losses is based upon various estimates and judgements, including the absolute level of loans, loan growth, credit quality and the amount of net charge-offs. Net charge-offs as a percent of average loans were 0.04% in 2022 compared to 0.02% in 2021.

Noninterest income was $6.5 million in 2022 compared to $4.3 million in 2021. The increase was primarily related to a $3.2 million gain on the sale of land adjacent to the Company's headquarters. Excluding the impact of this gain, noninterest income was $3.3 million in 2022, a 24% decrease compared to 2021. This decrease in noninterest income was primarily due to a decrease in mortgage lending income of $0.9 million as refinance activity slowed in our primary market area related to higher market interest rates.

Noninterest expense was $19.8 million in 2022 compared to $19.4 million in 2021. Noninterest expense included a $1.6 million employee retention credit recognized in 2022. Excluding the impact of this payroll tax credit, noninterest expense was $21.4 million in 2022, a 10% increase compared to 2021. The increase in noninterest expense was primarily due to increases in net occupancy and equipment expense of $1.0 million related to the Company's new headquarters, which opened in June 2022, an increase in salaries and benefits expense of $0.6 million, and increases in other noninterest expense of $0.4 million.

Income tax expense was $2.5 million in 2022, compared to $1.4 million in 2021. The Company's effective tax rate for 2022 was 19.48%, compared to 14.89% in 2021. This increase in tax expense was primarily due to increased pre-tax earnings in 2022 and additional income tax expense of $0.2 million related to the Company's decision to surrender certain bank-owned life insurance contracts in 2022. The Company's effective income tax rate is principally impacted by tax-exempt earnings from the Company's investments in municipal securities, bank-owned life insurance, and New Markets Tax Credits.

The Company paid cash dividends of $1.06 per share in 2022, an increase of 2% from 2021. At December 31, 2022, the Bank's regulatory capital ratios were well above the minimum amounts required to be "well capitalized" under current regulatory standards with a total risk-based capital ratio of 16.25%, a tier 1 leverage ratio of 10.01% and common equity tier 1 ("CET1") of 15.39% at December 31, 2022.

COVID-19 Impact Assessment

The COVID-19 pandemic has occurred in waves of different variants since the first quarter of 2020. Vaccines to protect against and/or reduce the severity of COVID-19 were widely introduced at the beginning of 2021. At times, the pandemic severely restricted the level of economic activity in our markets. In response to the COVID-19 pandemic, the State of Alabama, and most other states, have taken preventative or protective actions to prevent the spread of the virus, including imposing restrictions on travel and business operations and a statewide mask mandate, advising or requiring individuals to limit or forego their time outside of their homes, limitations on gathering of people and social distancing, and causing temporary closures of businesses that have been deemed to be non-essential. Though certain of these measures have been relaxed or eliminated, especially as vaccination levels increased, such measures could be reestablished in cases of new waves, especially a wave of a COVID-19 variant that is more resistant to existing vaccines, booster vaccines and newly developed treatments.

COVID-19 significantly affected local state, national and global health and economic activity and its future effects are uncertain and will depend on various factors, including, among others, the duration and scope of the pandemic, especially new variants of the virus, effective vaccines and drug treatments, together with governmental, regulatory and private sector responses. COVID-19 has had continuing significant effects on the economy, financial markets and our employees, customers and vendors. Our business, financial condition and results of operations generally rely upon the ability of our borrowers to make deposits and repay their loans, the value of collateral underlying our secured loans, market value, stability and liquidity and demand for loans and other products and services we offer, all of which are affected by the pandemic. We believe that the direct economic effects of COVID-19 are diminishing, but that indirect effects from the pandemic and government economic and monetary stimuli to counter the pandemic, continue. These indirect effects include a tight labor market, supply chain disruptions, consumer demand and the economic effects of these stimulative government fiscal and monetary policies in response to COVID-19 beginning in early 2020, which have led to inflation and to the Federal Reserve tightening its monetary policies to fight inflation beginning March 2022.

We have implemented a number of procedures in response to the pandemic to support the safety and well-being of our employees, customers and shareholders.

- We believe our business continuity plan has worked to provide essential banking services to our communities and customers, while protecting our employees' health. As part of our efforts to exercise social distancing in accordance with the guidelines of the Centers for Disease Control and the Governor of the State of Alabama, starting March 23, 2020, we limited branch lobby service to appointment only while continuing to operate our branch drive-thru facilities and ATMs. As permitted by state public health guidelines, on June 1, 2020, we re-opened some of our branch lobbies. In 2021, we opened our remaining branch lobbies. We continue to provide services through our online and other electronic channels. In addition, we maintain remote work access to help employees stay at home while providing continuity of service during outbreaks of COVID-19 variants. Bank employees, generally, are working full time in the office although we have provided scheduling flexibility to our employees.

- We serviced the financial needs of our commercial and consumer clients with extensions and deferrals to loan customers effected by COVID-19, provided such customers were not more than 30 days past due at the time of the request; and

- We were an active PPP lender and made an aggregate of 677 PPP loans totaling approximately $56.7 million. PPP loans were forgivable, in whole or in part, if the proceeds are used for payroll and other permitted purposes in accordance with the requirements of the PPP. These loans carry a fixed rate of 1.00% and a term of two years (loans made before June 5, 2020) or five years (loans made on or after June 5, 2020), if not forgiven, in whole or in part. Payments are deferred until either the date on which the Small Business Administration ("SBA") remits the amount of forgiveness proceeds to the lender or the date that is 10 months after the last day of the covered period if the borrower does not apply for forgiveness within that 10-month period. We believe these loans and our participation in the program helped our customers and the communities we serve. As of December 31, 2022, we had only one outstanding PPP loan since all but one such loan had been forgiven by the SBA.

COVID-19 has also had various economic effects, generally. These include supply chain disruptions and manufacturing delays, shortages of certain goods and services, reduced consumer expenditure on hospitality and travel, and migration from larger urban centers to less populated areas and remote work. The demand for single family housing has exceeded existing supplies. When coupled with construction delays attributable to supply chain disruptions and worker shortages, these factors have caused housing prices and apartment rents to increase, generally. Stimulative monetary and fiscal policies, along with shortages of certain goods and services, and rising petroleum and food prices, reflecting, among other things, the war in the Ukraine, have led to the highest inflation in decades. The Federal Reserve has begun rapidly increasing its target federal funds rate from 0 – 0.25% at the beginning of March 2022 to 4.25 – 4.50% at December 31, 2022, and 4.50 – 4.75% at January 31, 2023. The Federal Reserve also has been reducing its holdings of securities in its SOMA account to reduce market liquidity and counteract inflation.

A summary of PPP loans extended during 2020 follows:

(Dollars in thousands)	# of SBA Approved	Mix		$ of SBA Approved	Mix
SBA Tier:					
$2 million to $10 million	—	— %	$	—	— %
$350,000 to less than $2 million	23	5		14,691	40
Up to $350,000	400	95		21,784	60
Total	423	100 %	$	36,475	100 %

We collected approximately $1.5 million in fees from the SBA related to our PPP loans during 2020. Through December 31, 2021, we had recognized all of these fees, net of related costs. As of December 31, 2021, we had received payments and forgiveness on all PPP loans extended in 2020.

On December 27, 2020, the Economic Aid to Hard-Hit Small Businesses, Nonprofits, and Venues Act (the "Economic Aid Act") was signed into law. The Economic Aid Act provided a second $900 billion stimulus package, including $325 billion in additional PPP loans. The Economic Aid Act also permits the collection of a higher amount of PPP loan fees by participating banks.

A summary of PPP loans extended during 2021 under the Economic Aid Act follows:

(Dollars in thousands)	# of SBA Approved	Mix		$ of SBA Approved	Mix
SBA Tier:					
$2 million to $10 million	—	— %	$	—	— %
$350,000 to less than $2 million	12	5		6,494	32
Up to $350,000	242	95		13,757	68
Total	254	100 %	$	20,251	100 %

We collected approximately $1.0 million in fees from the SBA related to PPP loans under the Economic Aid Act. Through December 31, 2022, we have recognized all of these fees, net of related costs. As of December 31, 2022, we have received payments and forgiveness on all but one PPP loan, in the amount of $0.1 million, under the Economic Aid Act.

We believe that the COVID-19 pandemic stimuli and decreased economic activity increased customer liquidity and tier deposits at the Bank and decreased loan demand, while monetary stimulus reduced interest rates and our costs of funds and our interest earnings on loans. As a result, our net interest margin was adversely affected. A return to higher interest rates appears underway, beginning in March 2022, and has accelerated in recent months as a result of Federal Reserve efforts to curb inflation. This has resulted in improved net interest margin, but at the same time has reduced the market values of our securities portfolio and resulted in unrealized securities losses. As a result, we have had losses in our other comprehensive income and our equity under generally accepted accounting principles has declined. This has not adversely affected our regulatory capital, however.

We continue to closely monitor the pandemic's effects, and are working to continue our services and to address developments as those occur. Our results of operations for the year ended December 31, 2022, and our financial condition at that date, which reflect only the continuing direct and indirect effects of the pandemic, may not be indicative of future results or financial conditions, including possible changes in monetary or fiscal stimulus, and the possible effects of the expiration or extension of temporary accounting and bank regulatory relief measures in response to the COVID-19 pandemic.

As of December 31, 2022, all of our capital ratios were in excess of all regulatory requirements to be well capitalized. Inflation and the shift from stimulative monetary policy in response to the COVID-19 pandemic to tightening monetary policy beginning in March 2022 to fight inflation could result in adverse changes to credit quality and our regulatory capital ratios, and inflation will affect our costs, interest rates and the values of our assets and liabilities, changes in customer savings and payment behaviors and economic activity. Continuing supply chain disruptions and tight labor markets also adversely affect the levels and costs of economic activities. We continue to closely monitor these continuing effects of the pandemic, and are working to anticipate and address developments.

The CARES Act and the 2020 Consolidated Appropriations Act provide eligible employers an employee retention credit related to COVID-19. After consultation with our tax advisors, we filed amended payroll tax returns with the IRS, and received an employee retention credit of approximately $1.6 million.

The direct health issues related to COVID-19 appear to be waning as a result of vaccinations, new medications and increased resistance to the virus as a result of prior infections, although new strains continue to appear. The economic effects of the pandemic and government fiscal and monetary policy responses, supply chain disruptions and inflation continue, however.

CRITICAL ACCOUNTING POLICIES

The accounting and financial reporting policies of the Company conform with U.S. generally accepted accounting principles and with general practices within the banking industry. In connection with the application of those principles, we have made judgments and estimates which, in the case of the determination of our allowance for loan losses, our assessment of other-than-temporary impairment, recurring and non-recurring fair value measurements, the valuation of other real estate owned, and the valuation of deferred tax assets, were critical to the determination of our financial position and results of operations. Other policies also require subjective judgment and assumptions and may accordingly impact our financial position and results of operations.

Allowance for Loan Losses

The Company assesses the adequacy of its allowance for loan losses prior to the end of each calendar quarter. The level of the allowance is based upon management's evaluation of the loan portfolio, past loan loss experience, current asset quality trends, known and inherent risks in the portfolio, adverse situations that may affect a borrower's ability to repay (including the timing of future payment), the estimated value of any underlying collateral, composition of the loan portfolio, economic conditions, changes in, and expectations regarding, market interest rates and inflation, industry and peer bank loan loss rates and other pertinent factors. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. Loans are charged off, in whole or in part, when management believes that the full collectability of the loan is unlikely. A loan may be partially charged-off after a "confirming event" has occurred which serves to validate that full repayment pursuant to the terms of the loan is unlikely. In addition, our regulators, as an integral part of their examination process, will periodically review the Company's loans and allowance for loan losses, and may require the Company to make additional provisions to the allowance for loan losses based on their judgment about information available to them at the time of their examinations.

The Company deems loans impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Collection of all amounts due according to the contractual terms means that both the interest and principal payments of a loan will be collected as scheduled in the loan agreement.

An impairment allowance is recognized if the fair value of the loan is less than the recorded investment in the loan. The impairment is recognized through the allowance. Loans that are impaired are recorded at the present value of expected future cash flows discounted at the loan's effective interest rate, or if the loan is collateral dependent, impairment measurement is based on the fair value of the collateral, less estimated disposal costs.

The level of the allowance for loan losses maintained is believed by management, based on its processes and estimates, to be adequate to absorb probable losses inherent in the portfolio at the balance sheet date. The allowance is increased by provisions charged to expense and decreased by charge-offs, net of recoveries of amounts previously charged-off and by releases from the allowance when determined to be appropriate to the levels of loans and probable loan losses in such loans.

In assessing the adequacy of the allowance, the Company also considers the results of its ongoing internal, independent loan review process. The Company's loan review process assists in determining whether there are loans in the portfolio whose credit quality has weakened over time and evaluating the risk characteristics of the entire loan portfolio. The Company's loan review process includes the judgment of management, the input from our independent loan reviewers, and reviews that may have been conducted by bank regulatory agencies as part of their examination process. The Company incorporates loan review results in the determination of whether or not it is probable that it will be able to collect all amounts due according to the contractual terms of a loan.

As part of the Company's quarterly assessment of the allowance, management divides the loan portfolio into five segments: commercial and industrial, construction and land development, commercial real estate, residential real estate, and consumer installment loans. The Company analyzes each segment and estimates an allowance allocation for each loan segment.

The allocation of the allowance for loan losses begins with a process of estimating the probable losses inherent for these types of loans. The estimates for these loans are established by category and based on the Company's internal system of credit risk ratings and historical loss data. The estimated loan loss allocation rate for the Company's internal system of credit risk grades is based on its experience with similarly graded loans. For loan segments where the Company believes it does not have sufficient historical loss data, the Company may make adjustments based, in part, on loss rates of peer bank groups. At December 31, 2022 and 2021, and for the years then ended, the Company adjusted its historical loss rates for the commercial real estate portfolio segment based, in part, on loss rates of peer bank groups.

The estimated loan loss allocation for all five loan portfolio segments is then adjusted for management's estimate of probable losses for several "qualitative and environmental" factors. The allocation for qualitative and environmental factors is particularly subjective and does not lend itself to exact mathematical calculation. This amount represents estimated probable inherent credit losses which exist, but have not yet been identified, as of the balance sheet date, and are based upon quarterly trend assessments in delinquent and nonaccrual loans, credit concentration changes, prevailing economic conditions, changes in lending personnel experience, changes in lending policies or procedures and other influencing factors. These qualitative and environmental factors are considered for each of the five loan segments and the allowance allocation, as determined by the processes noted above, is increased or decreased based on the incremental assessment of these factors.

The Company regularly re-evaluates its practices in determining the allowance for loan losses. Since the fourth quarter of 2016, the Company has increased its look-back period each quarter to incorporate the effects of at least one economic downturn in its loss history. The Company believes the extension of its look-back period is appropriate due to the risks inherent in the loan portfolio. Absent this extension, the early cycle periods in which the Company experienced significant losses would be excluded from the determination of the allowance for loan losses and its balance would decrease. For the year ended December 31, 2022, the Company increased its look-back period to 55 quarters to continue to include losses incurred by the Company beginning with the first quarter of 2009. During 2021, the Company adjusted certain qualitative and economic factors to reflect improvements in economic conditions in our primary market area that had previously been observed as a result of the COVID-19 pandemic. No changes were made to qualitative and economic factors during 2022.

Assessment for Other-Than-Temporary Impairment of Securities

On a quarterly basis, management makes an assessment to determine whether there have been events or economic circumstances to indicate that a security on which there is an unrealized loss is other-than-temporarily impaired.

For debt securities with an unrealized loss, an other-than-temporary impairment write-down is triggered when (1) the Company has the intent to sell a debt security, (2) it is more likely than not that the Company will be required to sell the debt security before recovery of its amortized cost basis, or (3) the Company does not expect to recover the entire amortized cost basis of the debt security. If the Company has the intent to sell a debt security or if it is more likely than not that it will be required to sell the debt security before recovery, the other-than-temporary write-down is equal to the entire difference between the debt security's amortized cost and its fair value. If the Company does not intend to sell the security or it is not more likely than not that it will be required to sell the security before recovery, the other-than-temporary impairment write-down is separated into the amount that is credit related (credit loss component) and the amount due to all other factors. The credit loss component is recognized in earnings and is the difference between the security's amortized cost basis and the present value of its expected future cash flows. The remaining difference between the security's fair value and the present value of future expected cash flows is due to factors that are not credit related and is recognized in other comprehensive income, net of applicable taxes.

The Company is required to own certain stock as a condition of membership, such as FHLB and FRB. These non-marketable equity securities are accounted for at cost which equals par or redemption value. These securities do not have a readily determinable fair value as their ownership is restricted and there is no market for these securities. The Company records these non-marketable equity securities as a component of other assets, which are periodically evaluated for impairment. Management considers these non-marketable equity securities to be long-term investments. Accordingly, when evaluating these securities for impairment, management considers the ultimate recoverability of the par value rather than by recognizing temporary declines in value.

Fair Value Determination

U.S. GAAP requires management to value and disclose certain of the Company's assets and liabilities at fair value, including investments classified as available-for-sale and derivatives. ASC 820, *Fair Value Measurements and Disclosures*, which defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP and expands disclosures about fair value measurements. For more information regarding fair value measurements and disclosures, please refer to Note 14, Fair Value, of the consolidated financial statements that accompany this report.

Fair values are based on active market prices of identical assets or liabilities when available. Comparable assets or liabilities or a composite of comparable assets in active markets are used when identical assets or liabilities do not have readily available active market pricing. However, some of the Company's assets or liabilities lack an available or comparable trading market characterized by frequent transactions between willing buyers and sellers. In these cases, fair value is estimated using pricing models that use discounted cash flows and other pricing techniques. Pricing models and their underlying assumptions are based upon management's best estimates for appropriate discount rates, default rates, prepayments, market volatility and other factors, taking into account current observable market data and experience.

These assumptions may have a significant effect on the reported fair values of assets and liabilities and the related income and expense. As such, the use of different models and assumptions, as well as changes in market conditions, could result in materially different net earnings and retained earnings results.

Other Real Estate Owned

Other real estate owned or OREO, consists of properties obtained through foreclosure or in satisfaction of loans and is reported at the lower of cost or fair value, less estimated costs to sell at the date acquired with any loss recognized as a charge-off through the allowance for loan losses. Additional OREO losses for subsequent valuation adjustments are determined on a specific property basis and are included as a component of other noninterest expense along with holding costs. Any gains or losses on disposal of OREO are also reflected in noninterest expense. Significant judgments and complex estimates are required in estimating the fair value of OREO, and the period of time within which such estimates can be considered current is significantly shortened during periods of market volatility. As a result, the net proceeds realized from sales transactions could differ significantly from appraisals, comparable sales, and other estimates used to determine the fair value of OREO.

Deferred Tax Asset Valuation

A valuation allowance is recognized for a deferred tax asset if, based on the weight of available evidence, it is more-likely-than-not that some portion or the entire deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. At December 31, 2022 we had total deferred tax assets of $15.6 million included as "other assets", including $13.7 million resulting from unrealized losses in our securities portfolio. Based upon the level of taxable income over the last three years and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that we will realize the benefits of these deductible differences at December 31, 2022. The amount of the deferred tax assets considered realizable, however, could be reduced if estimates of future taxable income are reduced.

Average Balance Sheet and Interest Rates

		Year ended December 31				
		2022			2021	
(Dollars in thousands)		Average Balance	Yield/ Rate		Average Balance	Yield/ Rate
Loans and loans held for sale	$	454,604	4.45%	$	459,712	4.45%
Securities - taxable		364,029	1.81%		320,766	1.28%
Securities - tax-exempt (a)		61,591	3.53%		62,736	3.57%
Total securities		425,620	2.06%		383,502	1.66%
Federal funds sold		43,766	1.00%		38,659	0.15%
Interest bearing bank deposits		58,141	0.99%		77,220	0.13%
Total interest-earning assets		982,131	3.05%		959,093	2.81%
Deposits:						
NOW		197,177	0.19%		178,197	0.12%
Savings and money market		327,139	0.20%		296,708	0.22%
Certificates of deposits		154,273	0.84%		159,111	1.03%
Total interest-bearing deposits		678,589	0.34%		634,016	0.39%
Short-term borrowings		4,516	1.33%		3,349	0.51%
Total interest-bearing liabilities		683,105	0.35%		637,365	0.39%
Net interest income and margin (a)	$	27,622	2.81%	$	24,460	2.55%

(a) Tax-equivalent. See "Table 1 - Explanation of Non-GAAP Financial Measures".

RESULTS OF OPERATIONS

Net Interest Income and Margin

Net interest income (tax-equivalent) was $27.6 million in 2022, compared to $24.5 million in 2021. This increase was due to improvements in the Company's net interest margin (tax-equivalent). Net interest margin (tax-equivalent) increased to 2.81% in 2022, compared to 2.55% in 2021 due to increases in the Federal Reserve's target federal funds rates beginning March 17, 2022, and changes in our asset mix. During 2022, the Federal Reserve increased the target federal funds range from 0 – 0.25% to 4.25 – 4.50%. The target rate was increased another 25 basis points on January 31, 2023, and further increases in the target federal funds rate appear likely if inflation remains elevated. Net interest income (tax-equivalent) included $0.3 million in PPP loan fees, net of related costs for 2022, compared to $1.0 million for 2021. See "Supervision and Regulation – Fiscal and Monetary Policies".

The tax-equivalent yield on total interest-earning assets increased by 24 basis points to 3.05% in 2022 compared to 2.81% in 2021. This increase was primarily due to changes in our asset mix and higher market interest rates on interest earning assets.

The cost of total interest-bearing liabilities decreased by 4 basis points to 0.35% in 2022 compared to 0.39% in 2021. The net decrease in our funding costs was primarily due to a portion of our time deposits repricing into lower prevailing market interest rates during 2022. Our deposit costs may increase as the Federal Reserve increases its target federal funds rate, market interest rates increase, and as customer savings behaviors change as a result of inflation and higher market interest rates on deposits and other alternative investments.

The Company continues to deploy various asset liability management strategies to manage its risk to interest rate fluctuations. Deposit and loan pricing remains competitive in our markets. We believe this challenging competitive environment will continue in 2023. Our ability to hold our deposit rates low until our interest-earning assets reprice will be important to maintaining or potentially increasing our net interest margin during the monetary tightening cycle that we believe will continue in 2023.

Provision for Loan Losses

The provision for loan losses represents a charge to earnings necessary to provide an allowance for loan losses that management believes, based on its processes and estimates, should be adequate to provide for the probable losses on outstanding loans. At December 31, 2022, the Company's recorded investment in loans considered impaired was $2.6 million with a corresponding valuation allowance (included in the allowance for loan losses) of $0.5 million, compared to a recorded investment in loans considered impaired of $0.2 million with no corresponding valuation allowance at December 31, 2021. The Company recorded a charge to provision for loan losses of $1.0 million during 2022, compared to a negative provision for loan losses of $0.6 million during 2021. The provision for loan losses in 2022 was primarily related to loan growth and the downgrade of one borrowing relationship. The provision for loan losses is based upon various estimates and judgments, including the absolute level of loans, loan growth, credit quality and the amount of net charge-offs. Net charge-offs as a percent of average loans were 0.04% in 2022 compared to 0.02% in 2021.

Based upon its assessment of the loan portfolio, management adjusts the allowance for loan losses to an amount it believes should be appropriate to adequately cover its estimate of probable losses in the loan portfolio. The Company's allowance for loan losses as a percentage of total loans was 1.14% at December 31, 2022, compared to 1.08% at December 31, 2021. While the policies and procedures used to estimate the allowance for loan losses, as well as the resulting provision for loan losses charged to operations, are considered adequate by management and are reviewed from time to time by our regulators, they are based on estimates and judgments and are therefore approximate and imprecise. Factors beyond our control (such as conditions in the local and national economy, inflation and market interest rates, and local real estate markets and businesses) may have a material adverse effect on our asset quality and the adequacy of our allowance for loan losses under CECL resulting in significant increases in the provision for credit losses.

Noninterest Income

		Year ended December 31		
(Dollars in thousands)		**2022**		**2021**
Service charges on deposit accounts	$	598	$	566
Mortgage lending		650		1,547
Bank-owned life insurance		317		403
Gain on sale of premises and equipment		3,234		—
Securities gains, net		12		15
Other		1,695		1,757
Total noninterest income	$	6,506	$	4,288

The Company's noninterest income from mortgage lending is primarily attributable to the (1) origination and sale of new mortgage loans and (2) servicing of mortgage loans. Origination income, net, is comprised of gains or losses from the sale of the mortgage loans originated, origination fees, underwriting fees and other fees associated with the origination of mortgage loans, which are netted against the commission expense associated with these originations. The Company's normal practice is to originate mortgage loans for sale in the secondary market and to either sell or retain the MSRs when the loan is sold.

MSRs are recognized based on the fair value of the servicing right on the date the corresponding mortgage loan is sold. Subsequent to the date of transfer, the Company has elected to measure its MSRs under the amortization method. Servicing fee income is reported net of any related amortization expense.

The Company evaluates MSRs for impairment quarterly. Impairment is determined by grouping MSRs by common predominant characteristics, such as interest rate and loan type. If the aggregate carrying amount of a particular group of MSRs exceeds the group's aggregate fair value, a valuation allowance for that group is established. The valuation allowance is adjusted as the fair value changes. An increase in mortgage interest rates typically results in an increase in the fair value of the MSRs while a decrease in mortgage interest rates typically results in a decrease in the fair value of MSRs.

The following table presents a breakdown of the Company's mortgage lending income for 2022 and 2021.

		Year ended December 31		
(Dollars in thousands)		2022		2021
Origination income	$	309	$	1,417
Servicing fees, net		341		130
Total mortgage lending income	$	650	$	1,547

The Company's income from mortgage lending typically fluctuates as mortgage interest rates change and is primarily attributable to the origination and sale of new mortgage loans. Origination income decreased as market interest rates on mortgage loans increased. The decrease in origination income was partially offset by an increase in servicing fees, net of related amortization expense as prepayment speeds slowed, resulting in decreased amortization expense.

In October 2022, the Company closed the sale of approximately 0.85 acres of land located next to the Company's headquarters in Auburn, Alabama for a purchase price of $4.3 million. The sale resulted in a gain of $3.2 million, net of prorations, closing costs and costs of demolishing the Bank's former main office building.

Noninterest Expense

		Year ended December 31		
(Dollars in thousands)		2022		2021
Salaries and benefits	$	12,307	$	11,710
Employee retention credit		(1,569)		—
Net occupancy and equipment		2,742		1,743
Professional fees		975		995
FDIC and other regulatory assessments		404		426
Other		4,964		4,559
Total noninterest expense	$	19,823	$	19,433

The increase in salaries and benefits was primarily due to a decrease in deferred costs related to the PPP loan program, and routine annual wage and benefit increases.

The employee retention tax credit of $1.6 million in 2022 relates to a one-time payroll tax credit provided by the CARES Act and the 2020 Consolidated Appropriations Act.

The increase in net occupancy and equipment expense was primarily due to increased expenses related to the redevelopment of the Company's headquarters in downtown Auburn. This amount includes depreciation expense and one-time costs associated with the opening of the Company's new headquarters. The Company relocated its main office branch and bank operations into its newly constructed headquarters during May 2022.

The increase in other noninterest expense was due to a variety of miscellaneous items including increased information technology and systems expenses, loan related expenses, losses on New Markets Tax Credits investments and other miscellaneous operating expenses.

Income Tax Expense

Income tax expense was $2.5 million in 2022, compared to $1.4 million in 2021. The Company's effective tax rate for 2022 was 19.48%, compared to 14.89% in 2021. This increase in tax expense was primarily due to increased pre-tax earnings in 2022 and additional income tax expense of $0.2 million related to the Company's decision to surrender certain bank-owned life insurance contracts in 2022. The Company's effective income tax rate is principally impacted by tax-exempt earnings from the Company's investments in municipal securities, bank-owned life insurance, and New Markets Tax Credits.

BALANCE SHEET ANALYSIS

Securities

Securities available-for-sale were $405.3 million at December 31, 2022, compared to $421.9 million at December 31, 2021. This decrease reflects an increase in the amortized cost basis of securities available-for-sale of $39.2 million, offset by a decrease of $55.8 million in the fair value of securities available-for-sale. The increase in the amortized cost basis of securities available-for-sale was primarily attributable to management allocating more funding to the investment portfolio following the significant increase in customer deposits. The decrease in the fair value of securities was primarily due to an increase in long-term market interest rates, which resulted in $13.7 million of deferred tax assets included in our other assets. The average annualized tax-equivalent yields earned on total securities were 2.06% in 2022 and 1.66% in 2021.

The following table shows the carrying value and weighted average yield of securities available-for-sale as of December 31, 2022 according to contractual maturity. Actual maturities may differ from contractual maturities of mortgage-backed securities ("MBS") because the mortgages underlying the securities may be called or prepaid with or without penalty.

					December 31, 2022
	1 year	**1 to 5**	**5 to 10**	**After 10**	**Total**
(Dollars in thousands)	**or less**	**years**	**years**	**years**	**Fair Value**
Agency obligations	$ 4,935	50,746	69,936	—	125,617
Agency MBS	—	7,130	27,153	183,877	218,160
State and political subdivisions	300	642	15,130	45,455	61,527
Total available-for-sale	$ 5,235	58,518	112,219	229,332	405,304
Weighted average yield (1):					
Agency obligations	1.64%	1.29%	1.83%	—	1.61%
Agency MBS	—	1.35%	1.56%	2.14%	2.05%
State and political subdivisions	4.00%	1.83%	2.29%	2.77%	2.65%
Total available-for-sale	1.77%	1.30%	1.83%	2.27%	2.00%

(1) Yields are calculated based on amortized cost.

Loans

		December 31	
(In thousands)		**2022**	**2021**
Commercial and industrial	$	66,179	83,977
Construction and land development		66,479	32,432
Commercial real estate		265,181	258,371
Residential real estate		97,735	77,661
Consumer installment		9,546	6,682
Total loans		505,120	459,123
Less: unearned income		(662)	(759)
Loans, net of unearned income	$	504,458	458,364

Total loans, net of unearned income, were $504.5 million at December 31, 2022, and $458.4 million at December 31, 2021, an increase of $46.1 million, or 10%. Total loans at December 31, 2021 included $8.1 million in PPP loans, all but one of these PPP loans, totaling $0.1 million, were forgiven during 2022. Excluding PPP loans, total loans, net of unearned income, increased $54.0 million, or 12% from December 31, 2021. Four loan categories represented the majority of the loan portfolio at December 31, 2022: commercial real estate (53%), residential real estate (19%), construction and land development (13%), and commercial and industrial (13%). Approximately 23% of the Company's commercial real estate loans were classified as owner-occupied at December 31, 2022.

Within the residential real estate portfolio segment, the Company had junior lien mortgages of approximately $7.4 million, or 1%, and $7.2 million, or 2%, of total loans, net of unearned income at December 31, 2022 and 2021, respectively. For residential real estate mortgage loans with a consumer purpose, the Company had no loans that required interest only payments at December 31, 2022 and 2021. The Company's residential real estate mortgage portfolio does not include any option ARM loans, subprime loans, or any material amount of other consumer mortgage products which are generally viewed as high risk.

The average yield earned on loans and loans held for sale was 4.45% in 2022 and 2021, respectively.

The specific economic and credit risks associated with our loan portfolio include, but are not limited to, the effects of current economic conditions, including inflation and the continuing increases in market interest rates, remaining COVID-19 pandemic effects including supply chain disruptions, commercial office occupancy levels, housing supply shortages and inflation, on our borrowers' cash flows, real estate market sales volumes and liquidity, valuations used in making loans and evaluating collateral, availability and cost of financing properties, real estate industry concentrations, competitive pressures from a wide range of other lenders, deterioration in certain credits, interest rate fluctuations, reduced collateral values or non-existent collateral, title defects, inaccurate appraisals, financial deterioration of borrowers, fraud, and any violation of applicable laws and regulations. Various projects financed earlier that were based on lower interest rate assumptions than currently in effect may not be as profitable or successful at higher interest rate currently in effect and currently expected in the future.

The Company attempts to reduce these economic and credit risks through its loan-to-value guidelines for collateralized loans, investigating the creditworthiness of borrowers and monitoring borrowers' financial position. Also, we have established and periodically review, lending policies and procedures. Banking regulations limit a bank's credit exposure by prohibiting unsecured loan relationships that exceed 10% of its capital; or 20% of capital, if loans in excess of 10% of capital are fully secured. Under these regulations, we are prohibited from having secured loan relationships in excess of approximately $22.6 million. Furthermore, we have an internal limit for aggregate credit exposure (loans outstanding plus unfunded commitments) to a single borrower of $20.3 million. Our loan policy requires that the Loan Committee of the Board of Directors approve any loan relationships that exceed this internal limit. At December 31, 2022, the Bank had no relationships exceeding these limits.

We periodically analyze our commercial loan portfolio to determine if a concentration of credit risk exists in any one or more industries. We use classification systems broadly accepted by the financial services industry in order to categorize our commercial borrowers. Loan concentrations to borrowers in the following classes exceeded 25% of the Bank's total risk-based capital at December 31, 2022 (and related balances at December 31, 2021).

		December 31		
(In thousands)		2022		2021
Lessors of 1-4 family residential properties	$	52,325	$	47,880
Multi-family residential properties		41,181		42,587
Hotel/motel		33,457		43,856

In light of disruptions in economic conditions caused by COVID-19, the financial institution regulators have issued guidance encouraging banks to work constructively with borrowers affected by the virus in our community. This guidance, including the Interagency Statement on COVID-19 Loan Modifications and the Interagency Examiner Guidance for Assessing Safety and Soundness Considering the Effect of the COVID-19 Pandemic on Institutions, provides that the agencies will not criticize financial institutions that mitigate credit risk through prudent actions consistent with safe and sound practices. Specifically, examiners will not criticize institutions for working with borrowers as part of a risk mitigation strategy intended to improve existing loans, even if the restructured loans have or develop weaknesses that ultimately result in adverse credit classification. Upon demonstrating the need for payment relief, the bank will work with qualified borrowers that were otherwise current before the pandemic to determine the most appropriate deferral option. For residential mortgage and consumer loans the borrower may elect to defer payments for up to three months. Interest continues to accrue and the amount due at maturity increases. Commercial real estate, commercial, and small business borrowers may elect to defer payments for up to three months or pay scheduled interest payments for a six-month period. The bank recognized that a combination of the payment relief options may be prudent dependent on a borrower's business type. As of December 31, 2022, we had no COVID-19 loan deferrals, compared to one COVID-19 loan deferral totaling $0.1 million at December 31, 2021, down from $32.3 million of deferrals at the end of 2020.

Section 4013 of the CARES Act provides that a qualified loan modification is exempt by law from classification as a TDR pursuant to GAAP. In addition, the Interagency Statement on COVID-19 Loan Modifications provides circumstances in which a loan modification is not subject to classification as a TDR if such loan is not eligible for modification under Section 4013.

Allowance for Loan Losses

The Company maintains the allowance for loan losses at a level that management believes appropriate to adequately cover the Company's estimate of probable losses inherent in the loan portfolio. The allowance for loan losses was $5.8 million at December 31, 2022 compared to $4.9 million at December 31, 2021, which management believed to be adequate at each of the respective dates. The judgments and estimates associated with the determination of the allowance for loan losses are described under "Critical Accounting Policies."

A summary of the changes in the allowance for loan losses and certain asset quality ratios for the years ended December 31, 2022 and 2021 are presented below.

		Year ended December 31	
(Dollars in thousands)		2022	2021
Allowance for loan losses:			
Balance at beginning of period	$	4,939	5,618
Charge-offs:			
Commercial and industrial		(222)	—
Construction and land development		—	(254)
Residential real estate		—	(3)
Consumer installment		(70)	(37)
Total charge-offs		(292)	(294)
Recoveries:			
Commercial and industrial		7	140
Commercial real estate		23	—
Residential real estate		26	55
Consumer installment		62	20
Total recoveries		118	215
Net charge-offs		(174)	(79)
Provision for loan losses		1,000	(600)
Ending balance	$	5,765	4,939
as a % of loans		1.14 %	1.08
as a % of nonperforming loans		211 %	1,112
Net charge-offs as a % of average loans		0.04 %	0.02

As described under "Critical Accounting Policies", management assesses the adequacy of the allowance prior to the end of each calendar quarter. The level of the allowance is based upon management's evaluation of the loan portfolios, past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payment), the estimated value of any underlying collateral, composition of the loan portfolio, economic conditions, industry and peer bank loan loss rates, and other pertinent factors. This evaluation is inherently subjective as it requires various material estimates and judgments including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. The ratio of our allowance for loan losses to total loans outstanding was 1.14% at December 31, 2022, compared to 1.08% at December 31, 2021. In the future, the allowance for loan losses used in the allowance to total loans outstanding ratio will be determined in accordance with the CECL standard, and may increase or decrease to the extent the factors that influence our quarterly allowance assessment, including changes in economic conditions that are part of our CECL model, either improve or weaken. In addition our regulators, as an integral part of their examination process, will periodically review the Company's loans and allowance for loan losses, and may require the Company to make additional provisions to the allowance for loan losses based on their judgment about information available to them at the time of their examinations.

Nonperforming Assets

At December 31, 2022 the Company had $2.7 million in nonperforming assets compared to $0.8 million at December 31, 2021.

The table below provides information concerning total nonperforming assets and certain asset quality ratios.

		December 31	
(Dollars in thousands)		2022	2021
Nonperforming assets:			
Nonperforming (nonaccrual) loans	$	2,731	444
Other real estate owned		—	374
Total nonperforming assets	$	2,731	818
as a % of loans and other real estate owned		0.54 %	0.18
as a % of total assets		0.27 %	0.07
Nonperforming loans as a % of total loans		0.54 %	0.10
Accruing loans 90 days or more past due	$	—	—

The table below provides information concerning the composition of nonaccrual loans at December 31, 2022 and 2021, respectively.

		December 31	
(In thousands)		2022	2021
Nonaccrual loans:			
Commercial and industrial	$	443	—
Commercial real estate		2,116	187
Residential real estate		172	257
Total nonaccrual loans / nonperforming loans	$	2,731	444

The Company discontinues the accrual of interest income when (1) there is a significant deterioration in the financial condition of the borrower and full repayment of principal and interest is not expected or (2) the principal or interest is more than 90 days past due, unless the loan is both well-secured and in the process of collection. At December 31, 2022 and 2021, respectively, the Company had $2.7 million and $0.4 million in nonaccrual loans.

There were no loans 90 days past due and still accruing interest at December 31, 2022 and 2021, respectively.

The table below provides information concerning the composition of OREO at December 31, 2022 and 2021, respectively.

		December 31	
(In thousands)		2022	2021
Other real estate owned:			
Commercial real estate	$	—	374
Total other real estate owned	$	—	374

Potential Problem Loans

Potential problem loans represent those loans with a well-defined weakness and where information about possible credit problems of borrowers has caused management to have serious doubts about the borrower's ability to comply with present repayment terms. This definition is believed to be substantially consistent with the standards established by the Federal Reserve, the Company's primary regulator, for loans classified as substandard, excluding nonaccrual loans. Potential problem loans, which are not included in nonperforming assets, amounted to $1.3 million, or 0.3% of total loans at December 31, 2022, compared to $2.4 million, or 0.5% of total loans at December 31, 2021.

The table below provides information concerning the composition of potential problem loans at December 31, 2022 and 2021, respectively.

		December 31	
(In thousands)		2022	2021
Potential problem loans:			
Commercial and industrial	$	212	226
Construction and land development		—	218
Commercial real estate		161	156
Residential real estate		835	1,748
Consumer installment		47	12
Total potential problem loans	$	1,255	2,360

At December 31, 2022, there were no potential problem loans past due at least 30 but less than 90 days.

The following table is a summary of the Company's performing loans that were past due at least 30 days but less than 90 days as of December 31, 2022 and 2021, respectively.

		December 31	
(In thousands)		2022	2021
Performing loans past due 30 to 89 days:			
Commercial and industrial	$	5	3
Construction and land development		—	204
Commercial real estate		—	—
Residential real estate		38	516
Consumer installment		40	25
Total performing loans past due 30 to 89 days	$	83	748

Deposits

		December 31	
(In thousands)		2022	2021
Noninterest bearing demand	$	311,371	316,132
NOW		178,641	183,021
Money market		214,298	244,195
Savings		95,652	91,245
Certificates of deposit under $250,000		93,017	101,660
Certificates of deposit and other time deposits of $250,000 or more		57,358	57,990
Total deposits	$	950,337	994,243

Total deposits decreased $43.9 million, or 4%, to $950.3 million at December 31, 2022, compared to $994.2 million at December 31, 2021. This decrease reflects net outflows to higher yield investment alternatives in a rising interest rate environment and a decline in balances in existing accounts due to increased customer spending. Noninterest-bearing deposits were $311.4 million, or 33% of total deposits, at December 31, 2022, compared to $316.1 million, or 32% of total deposits at December 31, 2021. We had no brokered deposits at December 31, 2022 or at December 31, 2021.

Estimated uninsured deposits totaled $381.7 million and $420.8 million at December 31, 2022 and 2021, respectively. Uninsured amounts are estimated based on the portion of account balances in excess of FDIC insurance limits.

The average rates paid on total interest-bearing deposits were 0.34% in 2022 and 0.39% in 2021.

Other Borrowings

Other borrowings generally consist of short-term borrowings and long-term debt. Short-term borrowings generally consist of federal funds purchased and securities sold under agreements to repurchase with an original maturity of one year or less. The Bank had available federal fund lines totaling $61.0 million and $41.0 million with none outstanding at December 31, 2022 and 2021, respectively. Securities sold under agreements to repurchase totaled $2.6 million and $3.4 million at December 31, 2022 and 2021, respectively.

The average rates paid on short-term borrowings were 1.33% and 0.51% in 2022 and 2021, respectively.

The Company had no long-term debt outstanding at December 31, 2022 and 2021, respectively.

CAPITAL ADEQUACY

The Company's consolidated stockholders' equity was $68.0 million and $103.7 million as of December 31, 2022 and 2021, respectively. The decrease from December 31, 2021 was primarily driven by an other comprehensive loss due to the change in unrealized gains/losses on securities available-for-sale, net of tax, of $41.8 million, cash dividends paid of $3.7 million and stock repurchases of $0.5 million, representing 17,183 shares, which was partially offset by net earnings of $10.3 million.

Our unrealized losses on securities and the related decline in our accumulated other comprehensive income ("AOCI") resulted from increases in market interest rates in 2022 due to inflation and Federal Reserve monetary policy actions. Our AOCI declined $41.8 million from $0.9 million at December 31, 2021 to ($40.9) million This is the primary reason both our shareholders' equity and book value per share declined 34%, respectively, in 2022. The Bank and the Company, as permitted by the Federal Reserve and the other Federal bank regulators, made a permanent election in March 2015 to opt out of the requirement to include most components of AOCI in regulatory capital. Accordingly, AOCI does not affect our capital for regulatory purposes. If our tangible GAAP equity, however, ever became negative, Federal Housing Finance Agency rules could prevent us from obtaining new FHLB lines or advances, even though renewals of existing lines and advance may be permissible. Investors may also view tangible GAAP equity, net of AOCI as important in connection with capital raising, if any, especially in stressed economic conditions. On a GAAP basis, our returns on equity increased as result of the negative AOCI's reduction of stockholders' equity.

On January 1, 2015, the Company and Bank became subject to the Basel III regulatory capital framework and related Dodd-Frank Wall Street Reform and Consumer Protection Act changes. The rules included the implementation of a capital conservation buffer that is added to the minimum requirements for capital adequacy purposes. The capital conservation buffer was fully phased-in on January 1, 2019 at 2.5%. A banking organization with a capital conservation buffer of less than the required minimum amount will be subject to limitations on capital distributions, including dividend payments and certain discretionary bonus payments to executive officers. At December 31, 2022, the Bank's ratio exceeded 2.5% and the capital conservation buffer requirements.

Effective March 20, 2020, the Federal Reserve and the other federal banking regulators adopted an interim final rule that amended the capital conservation buffer. The interim final rule was adopted as a final rule on August 26, 2020. The new rule revises the definition of "eligible retained income" for purposes of the maximum payout ratio to allow banking organizations to more freely use their capital buffers to promote lending and other financial intermediation activities, by making the limitations on capital distributions more gradual. The eligible retained income is now the greater of (i) net income for the four preceding quarters, net of distributions and associated tax effects not reflected in net income; and (ii) the average of all net income over the preceding four quarters. The interim final rule only affects the capital buffers, and banking organizations were encouraged to make prudent capital distribution decisions.

The Federal Reserve has treated us as a "small bank holding company" under the Federal Reserve's policy. Accordingly, our capital adequacy is evaluated at the Bank level, and not for the Company and its consolidated subsidiaries. The Bank's tier 1 leverage ratio was 10.01%, CET1 risk-based capital ratio was 15.39%, tier 1 risk-based capital ratio was 15.39%, and total risk-based capital ratio was 16.25% at December 31, 2022. These ratios exceed the minimum regulatory capital percentages of 5.0% for tier 1 leverage ratio, 6.5% for CET1 risk-based capital ratio, 8.0% for tier 1 risk-based capital ratio, and 10.0% for total risk-based capital ratio to be considered "well capitalized." The Bank's capital conservation buffer was 8.25% at December 31, 2022.

MARKET AND LIQUIDITY RISK MANAGEMENT

Management's objective is to manage assets and liabilities to provide a satisfactory, consistent level of profitability within the framework of established liquidity, loan, investment, borrowing, and capital policies. The Bank's Asset Liability Management Committee ("ALCO") is charged with the responsibility of monitoring these policies, which are designed to ensure an acceptable asset/liability composition. Two critical areas of focus for ALCO are interest rate risk and liquidity risk management.

Interest Rate Risk Management

In the normal course of business, the Company is exposed to market risk arising from fluctuations in interest rates because assets and liabilities may mature or reprice at different times. For example, if liabilities reprice faster than assets, and interest rates are generally rising, earnings will initially decline. In addition, assets and liabilities may reprice at the same time but by different amounts. For example, when the general level of interest rates is rising, the Company may increase rates paid on interest bearing demand deposit accounts and savings deposit accounts by an amount that is less than the general increase in market interest rates. Also, short-term and long-term market interest rates may change by different amounts. For example, a flattening yield curve may reduce the interest spread between new loan yields and funding costs. The yield curve has been inverted at various times in 2022 and in the first months of 2023. An inverted yield curve reduces the net interest margin expansion that may be expected otherwise as interest rates rise. Further, the remaining maturity of various assets and liabilities may shorten or lengthen as interest rates change. For example, if long-term mortgage interest rates decline sharply, mortgage-backed securities in the securities portfolio may prepay earlier than anticipated, which could reduce earnings. Interest rates may also have a direct or indirect effect on loan demand, loan losses, mortgage origination volume, the fair value of MSRs and other items affecting earnings.

ALCO measures and evaluates the interest rate risk so that we can meet customer demands for various types of loans and deposits. ALCO determines the most appropriate amounts of on-balance sheet and off-balance sheet items. Measurements used to help manage interest rate sensitivity include an earnings simulation and an economic value of equity model.

Earnings simulation

Management believes that interest rate risk is best estimated by our earnings simulation modeling. On at least a quarterly basis, we simulate the following 12-month time period to determine a baseline net interest income forecast and the sensitivity of this forecast to changes in interest rates. The baseline forecast assumes an unchanged or flat interest rate environment. Forecasted levels of earning assets, interest-bearing liabilities, and off-balance sheet financial instruments are combined with ALCO forecasts of market interest rates for the next 12 months and other factors in order to produce various earnings simulations and estimates.

To help limit interest rate risk, we have guidelines for earnings at risk which seek to limit the variance of net interest income from gradual changes in interest rates. For changes up or down in rates from management's flat interest rate forecast over the next 12 months, policy limits for net interest income variances are as follows:

+/- 20% for a gradual change of 400 basis points

+/- 15% for a gradual change of 300 basis points

+/- 10% for a gradual change of 200 basis points

+/- 5% for a gradual change of 100 basis points

The following table reports the variance of net interest income over the next 12 months assuming a gradual change in interest rates up or down when compared to the baseline net interest income forecast at December 31, 2022.

Changes in Interest Rates	Net Interest Income % Variance
400 basis points	(3.81)%
300 basis points	(2.62)
200 basis points	(1.50)
100 basis points	(0.58)
(100) basis points	(0.59)
(200) basis points	(1.50)
(300) basis points	(2.29)
(400) basis points	(2.92)

At December 31, 2022, our earnings simulation model indicated that we were in compliance with the policy guidelines noted above.

Economic Value of Equity

Economic value of equity ("EVE") measures the extent that estimated economic values of our assets, liabilities and off-balance sheet items will change as a result of interest rate changes. Economic values are estimated by discounting expected cash flows from assets, liabilities and off-balance sheet items, to which establish a base case EVE. In contrast with our earnings simulation model which evaluates interest rate risk over a 12-month timeframe, EVE uses a terminal horizon which allows for the re-pricing of all assets, liabilities, and off-balance sheet items. Further, EVE is measured using values as of a point in time and does not reflect any actions that ALCO might take in responding to or anticipating changes in interest rates, or market and competitive conditions.

To help limit interest rate risk, we have stated policy guidelines for an instantaneous basis point change in interest rates, such that our EVE should not decrease from our base case by more than the following:

45% for an instantaneous change of +/- 400 basis points

35% for an instantaneous change of +/- 300 basis points

25% for an instantaneous change of +/- 200 basis points

15% for an instantaneous change of +/- 100 basis points

The following table reports the variance of EVE assuming an immediate change in interest rates up or down when compared to the baseline EVE at December 31, 2022.

Changes in Interest Rates	EVE % Variance
400 basis points	(3.87) %
300 basis points	(1.11)
200 basis points	0.58
100 basis points	1.16
(100) basis points	(5.12)
(200) basis points	(15.06)
(300) basis points	(28.96)
(400) basis points	(31.85)

At December 31, 2022, our EVE model indicated that we were in compliance with the policy guidelines noted above.

Each of the above analyses may not, on its own, be an accurate indicator of how our net interest income will be affected by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates, and other economic and market factors, including market perceptions. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market rates, while interest rates on other types of assets and liabilities may lag behind changes in general market rates. In addition, certain assets, such as adjustable-rate mortgage loans, have features (generally referred to as "interest rate caps and floors") which limit changes in interest rates. Prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the maturity of certain instruments. The ability of many borrowers to service their debts also may decrease during periods of rising interest rates or economic stress, which may differ across industries and economic sectors. ALCO reviews each of the above interest rate sensitivity analyses along with several different interest rate scenarios in seeking satisfactory, consistent levels of profitability within the framework of the Company's established liquidity, loan, investment, borrowing, and capital policies.

The Company may also use derivative financial instruments to improve the balance between interest-sensitive assets and interest-sensitive liabilities and as one tool to manage interest rate sensitivity while continuing to meet the credit and deposit needs of our customers. From time to time, the Company may enter into interest rate swaps ("swaps") to facilitate customer transactions and meet their financing needs. These swaps qualify as derivatives, but are not designated as hedging instruments. At December 31, 2022 and 2021, the Company had no derivative contracts to assist in managing interest rate sensitivity.

Liquidity Risk Management

Liquidity is the Company's ability to convert assets into cash equivalents in order to meet daily cash flow requirements, primarily for deposit withdrawals, loan demand and maturing obligations. Without proper management of its liquidity, the Company could experience higher costs of obtaining funds due to insufficient liquidity, while excessive liquidity can lead to a decline in earnings due to the cost of foregoing alternative higher-yielding investment opportunities.

Liquidity is managed at two levels. The first is the liquidity of the Company. The second is the liquidity of the Bank. The management of liquidity at both levels is essential, because the Company and the Bank are separate and distinct legal entities with different funding needs and sources, and each are subject to regulatory guidelines and requirements. The Company depends upon dividends from the Bank for liquidity to pay its operating expenses, debt obligations and dividends. The Bank's payment of dividends depends on its earnings, liquidity, capital and the absence of any regulatory restrictions.

The primary source of funding and liquidity for the Company has been dividends received from the Bank. The Company depends upon dividends from the Bank for liquidity to pay its operating expense, debt obligations, if any, and cash dividends on, and repurchases of, Company common stock. The Bank's payment of dividends depends on its earnings, liquidity, capital and the absence of any regulatory restrictions. If needed, the Company could also issue common stock or other securities.

Primary sources of funding for the Bank include primarily customer deposits, together with other borrowings, repayment and maturity of securities, and sale and repayment of loans. The Bank has participated in the FHLB's advance program to obtain funding for its growth. FHLB advances include both fixed and variable terms and are taken out with varying maturities. The Bank also has access to federal funds lines from various banks and borrowings from the Federal Reserve discount window. As of December 31, 2022, the Bank had $312.6 million of borrowing capacity with the FHLB and $61.0 million of federal funds lines, with none outstanding. Primary uses of funds include repayment of maturing obligations and growing the loan portfolio.

The following table presents additional information about our contractual obligations as of December 31, 2022, which by their terms had contractual maturity and termination dates subsequent to December 31, 2022:

		Payments due by period				
(Dollars in thousands)		Total	1 year or less	1 to 3 years	3 to 5 years	More than 5 years
Contractual obligations:						
Deposit maturities (1)	$	950,337	894,523	38,266	17,357	191
Operating lease obligations		674	123	237	192	122
Total	$	951,011	894,646	38,503	17,549	313

(1) Deposits with no stated maturity (demand, NOW, money market, and savings deposits) are presented in the "1 year or less" column

Management believes that the Company and the Bank have adequate sources of liquidity from deposits, FHLB advances, sales of securities under agreement to repurchase and federal funds lines, as well as possible sales of securities, to meet all known contractual obligations and unfunded commitments, including loan commitments and reasonable borrower, depositor, and creditor requirements over the next 12 months.

The Federal Reserve's new Bank Term Funding Program ("BTFP") established on March 12, 2023, provides additional liquidity, if needed without suffering any adverse effects from unrealized losses on securities. BTFP offers loans of up to one year to banks, savings associations, credit unions, and other eligible depository institutions pledging U.S. Treasuries, agency debt and mortgage-backed securities, and other qualifying assets as collateral. These assets will be valued at par. The BTFP will be an additional source of liquidity against high-quality securities, eliminating an institution's need to quickly sell those securities in times of stress. In addition, the discount window will apply the same margins used for the securities eligible for the BTFP, further increasing the value of investment securities at the discount window.

Off-Balance Sheet Arrangements

At December 31, 2022, the Bank had outstanding standby letters of credit of $1.0 million and unfunded loan commitments outstanding of $87.7 million. Because these commitments generally have fixed expiration dates and many will expire without being drawn upon, the total commitment level does not necessarily represent future cash requirements. If needed to fund these outstanding commitments, the Bank has the ability to liquidate federal funds sold, obtain FHLB advances, raise deposits or sell securities available-for-sale, or to purchase federal funds from other financial institutions on a short-term basis while it obtains the other longer term funding.

Residential mortgage lending and servicing activities

We primarily sell conforming residential mortgage loans in the secondary market to Fannie Mae while retaining the servicing of these loans (MSRs). The sale agreements for these residential mortgage loans with Fannie Mae and other investors include various representations and warranties regarding the origination and characteristics of the residential mortgage loans. Although the representations and warranties vary among investors, they typically cover ownership of the loan, validity of the lien securing the loan, the absence of delinquent taxes or liens against the property securing the loan, compliance with loan criteria set forth in the applicable agreement, compliance with applicable federal, state, and local laws, among other matters.

The Bank sells mortgage loans to Fannie Mae and services these on an actual/actual basis. As a result, the Bank is not obligated to make any advances to Fannie Mae on principal and interest on such mortgage loans where the borrower is entitled to forbearance.

As of December 31, 2022, the unpaid principal balance of residential mortgage loans, which we have originated and sold, but retained the servicing rights (MSRs) totaled $232.7 million. Although these loans are generally sold on a non-recourse basis, except for breaches of customary seller representations and warranties, we may have to repurchase residential mortgage loans in cases where we breach such representations or warranties or the other terms of the sale, such as where we fail to deliver required documents or the documents we deliver are defective. Investors also may require the repurchase of a mortgage loan when an early payment default underwriting review reveals significant underwriting deficiencies, even if the mortgage loan has subsequently been brought current. Repurchase demands are typically reviewed on an individual loan by loan basis to validate the claims made by the investor and to determine if a contractually required repurchase event has occurred. We seek to reduce and manage the risks of potential repurchases or other claims by mortgage loan investors through our underwriting, quality assurance and servicing practices, including good communications with our residential mortgage investors.

The Company was not required to repurchase any loans during 2022 and 2021 as a result of representation and warranty provisions contained in the Company's sale agreements with Fannie Mae, and had no pending repurchase or make-whole requests at December 31, 2022.

We service all residential mortgage loans originated and sold by us to Fannie Mae. As servicer, our primary duties are to: (1) collect payments due from borrowers; (2) advance certain delinquent payments of principal and interest; (3) maintain and administer any hazard, title, or primary mortgage insurance policies relating to the mortgage loans; (4) maintain any required escrow accounts for payment of taxes and insurance and administer escrow payments; and (5) foreclose on defaulted mortgage loans or take other actions to mitigate the potential losses to investors consistent with the agreements governing our rights and duties as servicer.

The agreement under which we act as servicer generally specifies our standards of responsibility for actions taken by us in such capacity and provides protection against expenses and liabilities incurred by us when acting in compliance with the respective servicing agreements. However, if we commit a material breach of our obligations as servicer, we may be subject to termination if the breach is not cured within a specified period following notice. The standards governing servicing and the possible remedies for violations of such standards are determined by servicing guides issued by Fannie Mae as well as the contract provisions established between Fannie Mae and the Bank. Remedies could include repurchase of an affected loan.

Although to date repurchase requests related to representation and warranty provisions, and servicing activities have been limited, it is possible that requests to repurchase mortgage loans may increase in frequency if investors more aggressively pursue all means of recovering losses on their purchased loans. As of December 31, 2022, we believe that this exposure is not material due to the historical level of repurchase requests and loss trends, the results of our quality control reviews, and the fact that 99% of our residential mortgage loans serviced for Fannie Mae were current as of such date. We maintain ongoing communications with our investors and will continue to evaluate this exposure by monitoring the level and number of repurchase requests as well as the delinquency rates in our investor portfolios.

Section 4021 of the CARES Act allows borrowers under 1-to-4 family residential mortgage loans sold to Fannie Mae to request forbearance from the servicer after affirming that such borrower is experiencing financial hardships during the COVID-19 emergency. Except for vacant or abandoned properties, Fannie Mae servicers may not initiate foreclosures on similar procedures or related evictions or sales generally until June 30, 2021.

Effects of Inflation and Changing Prices

The consolidated financial statements and related consolidated financial data presented herein have been prepared in accordance with GAAP and practices within the banking industry which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation.

CURRENT ACCOUNTING DEVELOPMENTS

The following ASUs have been issued by the FASB but are not yet effective.

- ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments; and*

- ASU 2022-02, *Financial Instruments – Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures.*

Information about these pronouncements are described in more detail below.

ASU 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities. For assets held at amortized cost basis, the new standard eliminates the probable initial recognition threshold previously provided by GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses using a broader range of information regarding past events, current conditions and forecasts assessing the collectability of cash flows. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. For available for sale debt securities, credit losses should be measured in a manner similar to current GAAP, however the new standard will require that credit losses be presented as an allowance rather than as a write-down. The new guidance affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off-balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. For public business entities, the new guidance was originally effective for annual and interim periods in fiscal years beginning after December 15, 2019. On October 16, 2019, the FASB approved a previously issued proposal granting smaller reporting companies a postponement of the required implementation date for ASU 2016-13. This standard became effective for the Company on January 1, 2023.

The Company adopted ASU 2016-13 in the first quarter of 2023 and will apply the standard's provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. The Company is finalizing implementation efforts through its implementation team. The team has worked with an advisory consultant and has finalized and documented the methodologies that will be utilized. The team is currently finalizing controls, processes, policies and disclosures and has completed full end-to-end parallel runs. Based on the Company's portfolio composition as of December 31, 2022, and current expectations of future economic conditions, the reserve for credit losses is expected to increase from 1.14% as a percentage of total loans at December 31, 2022 to a range between 1.32% and 1.36% of total loans upon adoption of this standard, primarily resulting from the impact of adjusting from the incurred loss model to the expected loss model, which provides for expected credit losses over the life of the loan portfolio. The Company does not expect to record an allowance for available-for-sale securities as the investment portfolio consists primarily of debt securities explicitly or implicitly backed by the U.S. Government for which credit risk is deemed minimal. The impact of ASU 2016-13 is not expected to have a material impact on the allowance for unfunded commitments. The Company continues to finalize its day-one adjustment and will record the after-tax impact as a cumulative-effect adjustment to retained earnings as of January 1, 2023. This estimate is subject to change as key assumptions are refined. The impact going forward will depend on the composition, characteristics, and credit quality of the loan and securities portfolios as well as the economic conditions at future reporting periods.

ASU 2022-02 *Financial Instruments - Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures*, eliminates the accounting guidance for troubled debt restructurings ("TDRs"), while enhancing disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. The new standard is not expected to have a material impact on the Company's consolidated financial statements.

Table 1 – Explanation of Non-GAAP Financial Measures

In addition to results presented in accordance with GAAP, this annual report on Form 10-K includes certain designated net interest income amounts presented on a tax-equivalent basis, a non-GAAP financial measure, including the presentation of total revenue and the calculation of the efficiency ratio.

The Company believes the presentation of net interest income on a tax-equivalent basis provides comparability of net interest income from both taxable and tax-exempt sources and facilitates comparability within the industry. Although the Company believes these non-GAAP financial measures enhance investors' understanding of its business and performance, these non-GAAP financial measures should not be considered an alternative to GAAP. The reconciliation of these non-GAAP financial measures from GAAP to non-GAAP is presented below.

		Year ended December 31				
(In thousands)		**2022**	**2021**	**2020**	**2019**	**2018**
Net interest income (GAAP)	$	27,166	23,990	24,338	26,064	25,570
Tax-equivalent adjustment		456	470	492	557	613
Net interest income (Tax-equivalent)	$	27,622	24,460	24,830	26,621	26,183

Table 2 - Selected Financial Data

(Dollars in thousands, except per share amounts)		2022	2021	2020	2019	2018
					Year ended December 31	
Income statement						
Tax-equivalent interest income (a)	$	30,001	26,977	28,686	30,804	29,859
Total interest expense		2,379	2,517	3,856	4,183	3,676
Tax equivalent net interest income (a)		27,622	24,460	24,830	26,621	26,183
Provision for loan losses		1,000	(600)	1,100	(250)	—
Total noninterest income		6,506	4,288	5,375	5,494	3,325
Total noninterest expense		19,823	19,433	19,554	19,697	17,874
Net earnings before income taxes and tax-equivalent adjustment		13,305	9,915	9,551	12,668	11,634
Tax-equivalent adjustment		456	470	492	557	613
Income tax expense		2,503	1,406	1,605	2,370	2,187
Net earnings	$	10,346	8,039	7,454	9,741	8,834
Per share data:						
Basic and diluted net earnings	$	2.95	2.27	2.09	2.72	2.42
Cash dividends declared	$	1.06	1.04	1.02	1.00	0.96
Weighted average shares outstanding						
Basic and diluted		3,510,869	3,545,310	3,566,207	3,581,476	3,643,780
Shares outstanding		3,503,452	3,520,485	3,566,276	3,566,146	3,643,868
Book value	$	19.42	29.46	30.20	27.57	24.44
Common stock price						
High	$	34.49	48.00	63.40	53.90	53.50
Low		22.07	31.32	24.11	30.61	28.88
Period-end	$	23.00	32.30	42.29	53.00	31.66
To earnings ratio		7.80x	14.23	20.23	19.49	13.08
To book value		118 %	110	140	192	130
Performance ratios:						
Return on average equity		12.48 %	7.54	7.12	10.35	10.14
Return on average assets		0.96 %	0.78	0.83	1.18	1.08
Dividend payout ratio		35.93 %	45.81	48.80	36.76	39.67
Average equity to average assets		7.72 %	10.39	11.63	11.39	10.63
Asset Quality:						
Allowance for loan losses as a % of:						
Loans		1.14 %	1.08	1.22	0.95	1.00
Nonperforming loans		211 %	1,112	1,052	2,345	2,691
Nonperforming assets as a % of:						
Loans and other real estate owned		0.54 %	0.18	0.12	0.04	0.07
Total assets		0.27 %	0.07	0.06	0.02	0.04
Nonperforming loans as % of loans		0.54 %	0.10	0.12	0.04	0.04
Net charge-offs (recoveries) as a % of average loans		0.04 %	0.02	(0.03)	0.03	(0.01)
Capital Adequacy (c):						
CET 1 risk-based capital ratio		15.39 %	16.23	17.27	17.28	16.49
Tier 1 risk-based capital ratio		15.39 %	16.23	17.27	17.28	16.49
Total risk-based capital ratio		16.25 %	17.06	18.31	18.12	17.38
Tier 1 leverage ratio		10.01 %	9.35	10.32	11.23	11.33
Other financial data:						
Net interest margin (a)		2.81 %	2.55	2.92	3.43	3.40
Effective income tax rate		19.48 %	14.89	17.72	19.57	19.84
Efficiency ratio (b)		58.08 %	67.60	64.74	61.33	60.57
Selected period end balances:						
Securities	$	405,304	421,891	335,177	235,902	239,801
Loans, net of unearned income		504,458	458,364	461,700	460,901	476,908
Allowance for loan losses		5,765	4,939	5,618	4,386	4,790
Total assets		1,023,888	1,105,150	956,597	828,570	818,077
Total deposits		950,337	994,243	839,792	724,152	724,193
Total stockholders' equity		68,041	103,726	107,689	98,328	89,055

(a) Tax-equivalent. See "Table 1 - Explanation of Non-GAAP Financial Measures".

(b) Efficiency ratio is the result of noninterest expense divided by the sum of noninterest income and tax-equivalent net interest income.

(c) Regulatory capital ratios presented are for the Company's wholly-owned subsidiary, AuburnBank.

Table 3 - Average Balance and Net Interest Income Analysis

| | Year ended December 31 | | | | | |
| | 2022 | | | 2021 | | |
(Dollars in thousands)	Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate
Interest-earning assets:						
Loans and loans held for sale (1)	$ 454,604	$ 20,241	4.45%	$ 459,712	$ 20,473	4.45%
Securities - taxable	364,029	6,576	1.81%	320,766	4,107	1.28%
Securities - tax-exempt (2)	61,591	2,172	3.53%	62,736	2,242	3.57%
Total securities	425,620	8,748	2.06%	383,502	6,349	1.66%
Federal funds sold	43,766	435	1.00%	38,659	55	0.15%
Interest bearing bank deposits	58,141	577	0.99%	77,220	100	0.13%
Total interest-earning assets	982,131	30,001	3.05%	959,093	26,977	2.81%
Cash and due from banks	15,108			14,591		
Other assets	77,496			51,664		
Total assets	$ 1,074,735			$ 1,025,348		
Interest-bearing liabilities:						
Deposits:						
NOW	$ 197,177	370	0.19%	$ 178,197	212	0.12%
Savings and money market	327,139	649	0.20%	296,708	655	0.22%
Certificates of deposits	154,273	1,300	0.84%	159,111	1,633	1.03%
Total interest-bearing deposits	678,589	2,319	0.34%	634,016	2,500	0.39%
Short-term borrowings	4,516	60	1.33%	3,349	17	0.51%
Total interest-bearing liabilities	683,105	2,379	0.35%	637,365	2,517	0.39%
Noninterest-bearing deposits	306,772			278,013		
Other liabilities	1,933			3,392		
Stockholders' equity	82,925			106,578		
Total liabilities and and stockholders' equity	$ 1,074,735			$ 1,025,348		
Net interest income and margin		$ 27,622	2.81%		$ 24,460	2.55%

(1) Average loan balances are shown net of unearned income and loans on nonaccrual status have been included in the computation of average balances.

(2) Yields on tax-exempt securities have been computed on a tax-equivalent basis using an income tax rate of 21%.

Table 4 - Volume and Rate Variance Analysis

(Dollars in thousands)		Year ended December 31, 2022 vs. 2021				Year ended December 31, 2021 vs. 2020		
		Net	Due to change in			Net	Due to change in	
		Change	Rate (2)	Volume (2)		Change	Rate (2)	Volume (2)
Interest income:								
Loans and loans held for sale	$	(232)	(5)	(227)	$	(1,582)	(1,333)	(249)
Securities - taxable		2,469	1,687	782		175	(933)	1,108
Securities - tax-exempt (1)		(70)	(30)	(40)		(101)	(91)	(10)
Total securities		2,399	1,657	742		74	(1,024)	1,098
Federal funds sold		380	329	51		(70)	(81)	11
Interest bearing bank deposits		477	666	(189)		(131)	(159)	28
Total interest income	$	3,024	2,647	377	$	(1,709)	(2,597)	888
Interest expense:								
Deposits:								
NOW	$	158	122	36	$	(311)	(340)	29
Savings and money market		(6)	(66)	60		(416)	(537)	121
Certificates of deposits		(333)	(292)	(41)		(620)	(560)	(60)
Total interest-bearing deposits		(181)	(236)	55		(1,347)	(1,437)	90
Short-term borrowings		43	8	35		8	—	8
Total interest expense		(138)	(228)	90		(1,339)	(1,437)	98
Net interest income	$	3,162	2,875	287	$	(370)	(1,160)	790

(1) Yields on tax-exempt securities have been computed on a tax-equivalent basis using an income tax rate of 21%.

(2) Changes that are not solely a result of volume or rate have been allocated to volume.

Table 5 - Net Charge-Offs (Recoveries) to Average Loans

		2022			2021	
(Dollars in thousands)	Net charge-offs (recoveries)	Average Loans (2)	Net charge-off (recovery) ratio	Net charge-offs (recoveries)	Average Loans (2)	Net charge-off (recovery) ratio
Commercial and industrial (1)	$ 215	69,973	0.31 %	$ (140)	64,618	(0.22)%
Construction and land development	—	44,177	—	—	33,945	—
Commercial real estate	(3)	247,374	—	254	253,113	0.10
Residential real estate	(26)	85,223	(0.03)	(52)	81,526	(0.06)
Consumer installment	8	7,915	0.10	17	6,975	0.24
Total	$ 194	454,662	0.04 %	$ 79	440,177	0.02 %

(1) Excludes PPP loans, which are guaranteed by the SBA.
(2) Gross loan balances.

Table 6 - Loan Maturities

(Dollars in thousands)		1 year or less	1 to 5 years	5 to 15 years	After 15 years	Total
					December 31, 2022	
Commercial and industrial	$	18,643	7,867	37,948	1,721	66,179
Construction and land development		51,560	13,162	1,713	44	66,479
Commercial real estate		19,978	92,259	148,899	4,045	265,181
Residential real estate		4,897	20,988	36,276	35,574	97,735
Consumer installment		3,537	5,337	672	—	9,546
Total loans	$	98,615	139,613	225,508	41,384	505,120

Table 7 - Sensitivities to Changes in Interest Rates on Loans Maturing in More Than One Year

		Variable Rate	Fixed Rate	December 31, 2022 Total
(Dollars in thousands)				
Commercial and industrial	$	141	47,395	47,536
Construction and land development		1,989	12,930	14,919
Commercial real estate		1,937	243,266	245,203
Residential real estate		34,767	58,071	92,838
Consumer installment		21	5,988	6,009
Total loans	$	38,855	367,650	406,505

Table 8 - Allocation of Allowance for Loan Losses

(Dollars in thousands)	2022			2021		
		Amount	%*		Amount	%*
Commercial and industrial	$	747	13.1	$	857	18.3
Construction and land development		949	13.2		518	7.1
Commercial real estate		3,109	52.5		2739	56.2
Residential real estate		828	19.3		739	16.9
Consumer installment		132	1.9		86	1.5
Total allowance for loan losses	$	5,765		$	4,939	

* Loan balance in each category expressed as a percentage of total loans.

Table 9 - Estimated Uninsured Time Deposits by Maturity

(Dollars in thousands)		December 31, 2022
Maturity of:		
3 months or less	$	774
Over 3 months through 6 months		173
Over 6 months through 12 months		26,220
Over 12 months		14,941
Total estimated uninsured time deposits	$	42,108

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system was designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Under the direction of the Company's Chief Executive Officer and Chief Financial Officer, management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2022 in accordance with the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control – Integrated Framework (2013). Based on this assessment, management has concluded that such internal control over financial reporting was effective as of December 31, 2022.

This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to the final rules of the Securities and Exchange Commission that permit the Company to provide only a management's report in this annual report.

Changes in Internal Control Over Financial Reporting

During the period covered by this report, there has not been any change in the Company's internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.



Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of
Auburn National Bancorporation, Inc. and Subsidiary

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Auburn National Bancorporation, Inc. and Subsidiary (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of earnings, comprehensive income, stockholders' equity and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Loan Losses

As described in Note 5 to the Company's consolidated financial statements, the Company has a gross loan portfolio of $504.5 million and related allowance for loan losses of $5.8 million as of December 31, 2022. As described by the Company in Note 1, the evaluation of the allowance for loan losses is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. The allowance for loan losses is evaluated on a regular basis and is based upon the Company's review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions.

We identified the Company's estimate of the allowance for loan losses as a critical audit matter. The principal considerations for our determination of the allowance for loan losses as a critical audit matter related to the high degree of subjectivity in the Company's judgments in determining the qualitative factors. Auditing these complex judgments and assumptions by the Company involves especially challenging auditor judgment due to the nature and extent of audit evidence and effort required to address these matters, including the extent of specialized skill or knowledge needed.

The primary procedures we performed to address this critical audit matter included the following:

- We evaluated the relevance and the reasonableness of assumptions related to evaluation of the loan portfolio, current economic conditions, and other risk factors used in development of the qualitative factors for collectively evaluated loans.
- We evaluated the reasonableness of assumptions and data used by the Company in developing the qualitative factors by comparing these data points to internally developed and third-party sources, and other audit evidence gathered.



Elliott Davis, LLC

We have served as the Company's auditor since 2015.

Greenville, South Carolina
March 17, 2023

AUBURN NATIONAL BANCORPORATION, INC. AND SUBSIDIARIES
Consolidated Balance Sheets

		December 31		
(Dollars in thousands, except share data)		**2022**		**2021**
Assets:				
Cash and due from banks	$	11,608	$	11,210
Federal funds sold		9,300		77,420
Interest bearing bank deposits		6,346		67,629
Cash and cash equivalents		27,254		156,259
Securities available-for-sale		405,304		421,891
Loans held for sale		—		1,376
Loans, net of unearned income		504,458		458,364
Allowance for loan losses		(5,765)		(4,939)
Loans, net		498,693		453,425
Premises and equipment, net		46,575		41,724
Bank-owned life insurance		19,952		19,635
Other assets		26,110		10,840
Total assets	$	1,023,888	$	1,105,150
Liabilities:				
Deposits:				
Noninterest-bearing	$	311,371	$	316,132
Interest-bearing		638,966		678,111
Total deposits		950,337		994,243
Federal funds purchased and securities sold under agreements to repurchase		2,551		3,448
Accrued expenses and other liabilities		2,959		3,733
Total liabilities		955,847		1,001,424
Stockholders' equity:				
Preferred stock of $0.01 par value; authorized 200,000 shares;				
issued shares - none		—		—
Common stock of $0.01 par value; authorized 8,500,000 shares;				
issued 3,957,135 shares		39		39
Additional paid-in capital		3,797		3,794
Retained earnings		116,600		109,974
Accumulated other comprehensive (loss) income, net		(40,920)		891
Less treasury stock, at cost - 453,683 shares and 436,650 shares				
at December 31, 2022 and 2021, respectively		(11,475)		(10,972)
Total stockholders' equity		68,041		103,726
Total liabilities and stockholders' equity	$	1,023,888	$	1,105,150

See accompanying notes to consolidated financial statements

AUBURN NATIONAL BANCORPORATION, INC. AND SUBSIDIARIES
Consolidated Statements of Earnings

		Year ended December 31	
(Dollars in thousands, except share and per share data)		**2022**	**2021**
Interest income:			
Loans, including fees	$	20,241	$ 20,473
Securities:			
Taxable		6,576	4,107
Tax-exempt		1,716	1,772
Federal funds sold and interest bearing bank deposits		1,012	155
Total interest income		29,545	26,507
Interest expense:			
Deposits		2,319	2,500
Short-term borrowings		60	17
Total interest expense		2,379	2,517
Net interest income		27,166	23,990
Provision for loan losses		1,000	(600)
Net interest income after provision for loan losses		26,166	24,590
Noninterest income:			
Service charges on deposit accounts		598	566
Mortgage lending		650	1,547
Bank-owned life insurance		317	403
Gain on sale of premises and equipment		3,234	—
Other		1,695	1,757
Securities gains, net		12	15
Total noninterest income		6,506	4,288
Noninterest expense:			
Salaries and benefits		12,307	11,710
Employee retention credit		(1,569)	—
Net occupancy and equipment		2,742	1,743
Professional fees		975	995
FDIC and other regulatory assessments		404	426
Other		4,964	4,559
Total noninterest expense		19,823	19,433
Earnings before income taxes		12,849	9,445
Income tax expense		2,503	1,406
Net earnings	$	10,346	$ 8,039
Net earnings per share:			
Basic and diluted	$	2.95	$ 2.27
Weighted average shares outstanding:			
Basic and diluted		3,510,869	3,545,310

See accompanying notes to consolidated financial statements

AUBURN NATIONAL BANCORPORATION, INC. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income

		Year ended December 31		
(Dollars in thousands)		**2022**		**2021**
Net earnings	$	10,346	$	8,039
Other comprehensive loss, net of tax:				
Unrealized net holding loss on securities		(41,802)		(6,697)
Reclassification adjustment for net gain on securities				
recognized in net earnings		(9)		(11)
Other comprehensive loss		(41,811)		(6,708)
Comprehensive (loss) income	$	(31,465)	$	1,331

See accompanying notes to consolidated financial statements

AUBURN NATIONAL BANCORPORATION, INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders' Equity

(Dollars in thousands, except share data)	Common Shares Outstanding	Common Stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive (loss) income	Treasury stock	Total
Balance, December 31, 2020	3,566,276	$ 39	3,789	105,617	7,599	(9,354)	$ 107,690
Net earnings	—	—	—	8,039	—	—	$ 8,039
Other comprehensive loss	—	—	—	—	(6,708)	—	(6,708)
Cash dividends paid ($1.04 per share)	—	—	—	(3,682)	—	—	(3,682)
Stock repurchases	(45,946)	—	—	—	—	(1,619)	(1,619)
Sale of treasury stock	155	—	5	—	—	1	6
Balance, December 31, 2021	3,520,485	$ 39	$ 3,794	$ 109,974	$ 891	$ (10,972)	$ 103,726
Net earnings	—	—	—	10,346	—	—	10,346
Other comprehensive loss	—	—	—	—	(41,811)	—	(41,811)
Cash dividends paid ($1.06 per share)	—	—	—	(3,720)	—	—	(3,720)
Stock repurchases	(17,183)	—	—	—	—	(504)	(504)
Sale of treasury stock	150	—	3	—	—	1	4
Balance, December 31, 2022	3,503,452	$ 39	$ 3,797	$ 116,600	$ (40,920)	$ (11,475)	$ 68,041

See accompanying notes to consolidated financial statements

AUBURN NATIONAL BANCORPORATION, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows

		Year ended December 31		
(In thousands)		**2022**		**2021**
Cash flows from operating activities:				
Net earnings	$	10,346	$	8,039
Adjustments to reconcile net earnings to net cash provided by operating activities:				
Provision for loan losses		1,000		(600)
Depreciation and amortization		1,528		1,244
Premium amortization and discount accretion, net		3,091		3,979
Deferred tax expense		686		278
Net gain on securities available for sale		(12)		(15)
Net gain on sale of loans held for sale		(309)		(1,417)
Net gain on other real estate owned		(162)		—
Loans originated for sale		(8,850)		(47,937)
Proceeds from sale of loans		10,424		50,901
Net gain on disposition of premises and equipment		(3,234)		—
Increase in cash surrender value of bank owned life insurance		(317)		(403)
Net (increase) decrease in other assets		(2,441)		1,235
Net decrease in accrued expenses and other liabilities		(770)		(2,984)
Net cash provided by operating activities	$	10,980	$	12,320
Cash flows from investing activities:				
Proceeds from sales of securities available-for-sale		4,860		—
Proceeds from maturities, paydowns and calls of securities available-for-sale		45,921		73,607
Purchase of securities available-for-sale		(93,106)		(173,243)
(Increase) decrease in loans, net		(46,268)		2,883
Net purchases of premises and equipment		(7,049)		(20,175)
(Increase) decrease in FHLB stock		(74)		267
Purchase of New Markets Tax Credit investment		—		(2,181)
Proceeds from sale of premises and equipment		4,222		—
Proceeds from sale of other real estate owned		536		—
Net cash used in investing activities	$	(90,958)	$	(118,842)
Cash flows from financing activities:				
Net (decrease)increase in noninterest-bearing deposits		(4,761)		70,734
Net (decrease) increase in interest-bearing deposits		(39,145)		83,717
Net (decrease) increase in federal funds purchased and securities sold under agreements to repurchase		(897)		1,056
Stock repurchases		(504)		(1,619)
Dividends paid		(3,720)		(3,682)
Net cash (used in) provided by financing activities	$	(49,027)	$	150,206
Net change in cash and cash equivalents	$	(129,005)	$	43,684
Cash and cash equivalents at beginning of period		156,259		112,575
Cash and cash equivalents at end of period	$	27,254	$	156,259
Supplemental disclosures of cash flow information:				
Cash paid during the period for:				
Interest	$	2,341	$	2,560
Income taxes		1,351		2,760
Supplemental disclosure of non-cash transactions:				
Real estate acquired through foreclosure		—		374

See accompanying notes to consolidated financial statements

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Auburn National Bancorporation, Inc. (the "Company") is a bank holding company whose primary business is conducted by its wholly-owned subsidiary, AuburnBank (the "Bank"). AuburnBank is a commercial bank located in Auburn, Alabama. The Bank provides a full range of banking services in its primary market area, Lee County, which includes the Auburn-Opelika Metropolitan Statistical Area.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Significant intercompany transactions and accounts are eliminated in consolidation.

Revenue Recognition

On January 1, 2018, the Company implemented ASU 2014-09, *Revenue from Contracts with Customers*, codified at *ASC* 606. The Company adopted ASC 606 using the modified retrospective transition method. The majority of the Company's revenue stream is generated from interest income on loans and deposits which are outside the scope of ASC 606.

The Company's sources of income that fall within the scope of ASC 606 include service charges on deposits, investment services, interchange fees and gains and losses on sales of other real estate, all of which are presented as components of noninterest income. The following is a summary of the revenue streams that fall within the scope of ASC 606:
Service charges on deposits, investment services, ATM and interchange fees – Fees from these services are either transaction-based, for which the performance obligations are satisfied when the individual transaction is processed, or set periodic service charges, for which the performance obligations are satisfied over the period the service is provided. Transaction-based fees are recognized at the time the transaction is processed, and periodic service charges are recognized over the service period.

Gains on sales of other real estate – A gain on sale should be recognized when a contract for sale exists and control of the asset has been transferred to the buyer. ASC 606 lists several criteria required to conclude that a contract for sale exists, including a determination that the institution will collect substantially all of the consideration to which it is entitled. In addition to the loan-to-value, the analysis is based on various other factors, including the credit quality of the borrower, the structure of the loan, and any other factors that may affect collectability.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet date and the reported amounts of income and expense during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term include the determination of the allowance for loan losses, fair value measurements, valuation of other real estate owned, and valuation of deferred tax assets.

Change in Accounting Estimate

During the fourth quarter of 2019, the Company reassessed its estimate of the useful lives of certain fixed assets. The Company revised its original useful life estimate for certain land improvements, buildings and improvements and furniture, fixtures and equipment, with a carrying value of $0.5 million at December 31, 2019, to correspond with estimated demolition dates planned as part of the redevelopment project for its main campus. This is considered a change in accounting estimate, per ASC 250-10, where adjustments should be made prospectively. The effects of this change in accounting estimate for the year ended December 31, 2021 was a decrease in net earnings of $29 thousand, or $0.01 per share.

Reclassifications

Certain amounts reported in the prior period have been reclassified to conform to the current-period presentation. These reclassifications had no impact on the Company's previously reported net earnings or total stockholders' equity.

Subsequent Events

The Company has evaluated the effects of events or transactions through the date of this filing that have occurred subsequent to December 31, 2022. The Company does not believe there are any material subsequent events that would require further recognition or disclosure.

Accounting Standards Adopted in 2022

In 2022, the Company did not adopt any new accounting guidance.

Issued not yet effective accounting standards

The following ASUs have been issued by the FASB but are not yet effective.

- ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments; and*

- ASU 2022-02, *Financial Instruments – Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures.*

Information about these pronouncements are described in more detail below.

ASU 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities. For assets held at amortized cost basis, the new standard eliminates the probable initial recognition threshold incurrent GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses using a broader range of information regarding past events, current conditions and forecasts assessing the collectability of cash flows. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. For available for sale debt securities, credit losses should be measured in a manner similar to current GAAP, however the new standard will require that credit losses be presented as an allowance rather than as a write-down. The new guidance affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off-balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. For public business entities, the new guidance was originally effective for annual and interim periods in fiscal years beginning after December 15, 2019. On October 16, 2019, the FASB approved a previously issued proposal granting smaller reporting companies a postponement of the required implementation date for ASU 2016-13. This standard became effective for the Company on January 1, 2023.

The Company adopted ASU 2016-13 in the first quarter of 2023 and will apply the standard's provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. The Company is finalizing implementation efforts through its implementation team. The team has worked with an advisory consultant and has finalized and documented the methodologies that will be utilized. The team is currently finalizing controls, processes, policies and disclosures and has completed full end-to-end parallel runs. Based on the Company's portfolio composition as of December 31, 2022, and current expectations of future economic conditions, the reserve for credit losses is expected to increase from 1.14% as a percentage of total loans at December 31, 2022 to a range between 1.32% and 1.36% of total loans upon adoption of this standard, primarily resulting from the impact of adjusting from the incurred loss model to the expected loss model, which provides for expected credit losses over the life of the loan portfolio. The Company does not expect to record an allowance for available-for-sale securities as the investment portfolio consists primarily of debt securities explicitly or implicitly backed by the U.S. Government for which credit risk is deemed minimal. The impact of ASU 2016-13 is not expected to have a material impact on the allowance for unfunded commitments. The Company continues to finalize its day-one adjustment and will record the after-tax impact as a cumulative-effect adjustment to retained earnings as of January 1, 2023. This estimate is subject to change as key assumptions are refined. The impact going forward will depend on the composition, characteristics, and credit quality of the loan and securities portfolios as well as the economic conditions at future reporting periods.

ASU 2022-02 *Financial Instruments - Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures*, eliminates the accounting guidance for troubled debt restructurings ("TDRs"), while enhancing disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. The new standard is not expected to have a material impact on the Company's consolidated financial statements.

Cash Equivalents

Cash equivalents include cash on hand, cash items in process of collection, amounts due from banks, including interest bearing deposits with other banks, and federal funds sold.

Securities

Securities are classified based on management's intention at the date of purchase. At December 31, 2022, all of the Company's securities were classified as available-for-sale. Securities available-for-sale are used as part of the Company's interest rate risk management strategy, and they may be sold in response to changes in interest rates, changes in prepayment risks or other factors. All securities classified as available-for-sale are recorded at fair value with any unrealized gains and losses reported in accumulated other comprehensive income (loss), net of the deferred income tax effects. Interest and dividends on securities, including the amortization of premiums and accretion of discounts are recognized in interest income using the effective interest method. Premiums are amortized to the earliest call date while discounts are accreted over the estimated life of the security. Realized gains and losses from the sale of securities are determined using the specific identification method.

On a quarterly basis, management makes an assessment to determine whether there have been events or economic circumstances to indicate that a security on which there is an unrealized loss is other-than-temporarily impaired.

For debt securities with an unrealized loss, an other-than-temporary impairment write-down is triggered when (1) the Company has the intent to sell a debt security, (2) it is more likely than not that the Company will be required to sell the debt security before recovery of its amortized cost basis, or (3) the Company does not expect to recover the entire amortized cost basis of the debt security. If the Company has the intent to sell a debt security or if it is more likely than not that it will be required to sell the debt security before recovery, the other-than-temporary write-down is equal to the entire difference between the debt security's amortized cost and its fair value. If the Company does not intend to sell the security or it is not more likely than not that it will be required to sell the security before recovery, the other-than-temporary impairment write-down is separated into the amount that is credit related (credit loss component) and the amount due to all other factors. The credit loss component is recognized in earnings, as a realized loss in securities gains (losses), and is the difference between the security's amortized cost basis and the present value of its expected future cash flows. The remaining difference between the security's fair value and the present value of future expected cash flows is due to factors that are not credit related and is recognized in other comprehensive income, net of applicable taxes.

Loans held for sale

Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Loan sales are recognized when the transaction closes, the proceeds are collected, and ownership is transferred. Continuing involvement, through the sales agreement, consists of the right to service the loan for a fee for the life of the loan, if applicable. Gains on the sale of loans held for sale are recorded net of related costs, such as commissions, and reflected as a component of mortgage lending income in the consolidated statements of earnings.

In the course of conducting the Bank's mortgage lending activities of originating mortgage loans and selling those loans in the secondary market, the Bank makes various representations and warranties to the purchaser of the mortgage loans. Every loan closed by the Bank's mortgage center is run through a government agency automated underwriting system. Any exceptions noted during this process are remedied prior to sale. These representations and warranties also apply to underwriting the real estate appraisal opinion of value for the collateral securing these loans. Failure by the Company to comply with the underwriting and/or appraisal standards could result in the Company being required to repurchase the mortgage loan or to reimburse the investor for losses incurred (make whole requests) if such failure cannot be cured by the Company within the specified period following discovery.

Loans

Loans are reported at their outstanding principal balances, net of any unearned income, charge-offs, and any deferred fees or costs on originated loans. Interest income is accrued based on the principal balance outstanding. Loan origination fees, net of certain loan origination costs, are deferred and recognized in interest income over the contractual life of the loan using the effective interest method. Loan commitment fees are generally deferred and amortized on a straight-line basis over the commitment period, which results in a recorded amount that approximates fair value.

The accrual of interest on loans is discontinued when there is a significant deterioration in the financial condition of the borrower and full repayment of principal and interest is not expected or the principal or interest is more than 90 days past due, unless the loan is both well-collateralized and in the process of collection. Generally, all interest accrued but not collected for loans that are placed on nonaccrual status is reversed against current interest income. Interest collections on nonaccrual loans are generally applied as principal reductions. The Company determines past due or delinquency status of a loan based on contractual payment terms.

A loan is considered impaired when it is probable the Company will be unable to collect all principal and interest payments due according to the contractual terms of the loan agreement. Individually identified impaired loans are measured based on the present value of expected payments using the loan's original effective rate as the discount rate, the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. If the recorded investment in the impaired loan exceeds the measure of fair value, a valuation allowance may be established as part of the allowance for loan losses. Changes to the valuation allowance are recorded as a component of the provision for loan losses.

Impaired loans also include troubled debt restructurings ("TDRs"). In the normal course of business, management may grant concessions to borrowers who are experiencing financial difficulty. The concessions granted most frequently for TDRs involve reductions or delays in required payments of principal and interest for a specified time, the rescheduling of payments in accordance with a bankruptcy plan or the charge-off of a portion of the loan. In most cases, the conditions of the credit also warrant nonaccrual status, even after the restructuring occurs. As part of the credit approval process, the restructured loans are evaluated for adequate collateral protection in determining the appropriate accrual status at the time of restructuring. TDR loans may be returned to accrual status if there has been at least a six-month sustained period of repayment performance by the borrower.

The Company offered short-term loan modifications to assist borrowers during the COVID-19 pandemic. If the modification meets certain conditions, the modification does not need to be accounted for as a TDR. For more information, please refer to Note 5, Loans and Allowance for Loan Losses.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level that management believes is adequate to absorb probable losses inherent in the loan portfolio. Loan losses are charged against the allowance when they are known. Subsequent recoveries are credited to the allowance. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio, current economic conditions, growth, composition of the loan portfolio, homogeneous pools of loans, risk ratings of specific loans, historical loan loss factors, identified impaired loans and other factors related to the portfolio. This evaluation is performed quarterly and is inherently subjective, as it requires various material estimates that are susceptible to significant change, including the amounts and timing of future cash flows expected to be received on any impaired loans. In addition, regulatory agencies, as an integral part of their examination process, will periodically review the Company's allowance for loan losses, and may require the Company to record additions to the allowance based on their judgment about information available to them at the time of their examinations.

Premises and Equipment

Land is carried at cost. Land improvements, buildings and improvements, and furniture, fixtures, and equipment are carried at cost, less accumulated depreciation computed on a straight-line method over the useful lives of the assets or the expected terms of the leases, if shorter. Expected terms include lease option periods to the extent that the exercise of such options is reasonably assured.

Nonmarketable equity investments

Nonmarketable equity investments include equity securities that are not publicly traded and securities acquired for various purposes. The Bank is required to maintain certain minimum levels of equity investments with certain regulatory and other entities in which the Bank has an ongoing business relationship based on the Bank's common stock and surplus (with regard to the relationship with the Federal Reserve Bank) or outstanding borrowings (with regard to the relationship with the Federal Home Loan Bank of Atlanta). These nonmarketable equity securities are accounted for at cost which equals par or redemption value. These securities do not have a readily determinable fair value as their ownership is restricted and there is no market for these securities. These securities can only be redeemed or sold at their par value and only to the respective issuing government supported institution or to another member institution. The Company records these nonmarketable equity securities as a component of other assets, which are periodically evaluated for impairment. Management considers these nonmarketable equity securities to be long-term investments. Accordingly, when evaluating these securities for impairment, management considers the ultimate recoverability of the par value rather than by recognizing temporary declines in value.

Mortgage Servicing Rights

The Company recognizes as assets the rights to service mortgage loans for others, known as MSRs. The Company determines the fair value of MSRs at the date the loan is transferred. An estimate of the Company's MSRs is determined using assumptions that market participants would use in estimating future net servicing income, including estimates of prepayment speeds, discount rate, default rates, cost to service, escrow account earnings, contractual servicing fee income, ancillary income, and late fees.

Subsequent to the date of transfer, the Company has elected to measure its MSRs under the amortization method. Under the amortization method, MSRs are amortized in proportion to, and over the period of, estimated net servicing income. The amortization of MSRs is analyzed monthly and is adjusted to reflect changes in prepayment speeds, as well as other factors. MSRs are evaluated for impairment based on the fair value of those assets. Impairment is determined by stratifying MSRs into groupings based on predominant risk characteristics, such as interest rate and loan type. If, by individual stratum, the carrying amount of the MSRs exceeds fair value, a valuation allowance is established through a charge to earnings. The valuation allowance is adjusted as the fair value changes. MSRs are included in the other assets category in the accompanying consolidated balance sheets.

Transfers of Financial Assets

Transfers of an entire financial asset (i.e. loan sales), a group of entire financial assets, or a participating interest in an entire financial asset (i.e. loan participations sold) are accounted for as sales when control over the assets have been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Subsequent to the date of transfer, the Company has elected to measure its retained rights to service the sold mortgage loans, or MSRs, under the amortization method. Under the amortization method, MSRs are amortized in proportion to, and over the period of, estimated net servicing income. The amortization of MSRs is analyzed monthly and is adjusted to reflect changes in prepayment speeds, as well as other factors. MSRs are evaluated for impairment based on the fair value of those assets. Impairment is determined by stratifying MSRs into groupings based on predominant risk characteristics, such as interest rate and loan type. If, by individual stratum, the carrying amount of the MSRs exceeds fair value, a valuation allowance is established through a charge to earnings. The valuation allowance is adjusted as the fair value changes. MSRs are included in the other assets category in the accompanying consolidated balance sheets.

Securities sold under agreements to repurchase

Securities sold under agreements to repurchase generally mature less than one year from the transaction date. Securities sold under agreements to repurchase are reflected as a secured borrowing in the accompanying consolidated balance sheets at the amount of cash received in connection with each transaction.

Income Taxes

Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized. The net deferred tax asset is reflected as a component of other assets in the accompanying consolidated balance sheets.

Income tax expense or benefit for the year is allocated among continuing operations and other comprehensive income (loss), as applicable. The amount allocated to continuing operations is the income tax effect of the pretax income or loss from continuing operations that occurred during the year, plus or minus income tax effects of (1) changes in certain circumstances that cause a change in judgment about the realization of deferred tax assets in future years, (2) changes in income tax laws or rates, and (3) changes in income tax status, subject to certain exceptions. The amount allocated to other comprehensive income (loss) is related solely to changes in the valuation allowance on items that are normally accounted for in other comprehensive income (loss) such as unrealized gains or losses on available-for-sale securities.

In accordance with ASC 740, *Income Taxes*, a tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. It is the Company's policy to recognize interest and penalties related to income tax matters in income tax expense. The Company and its wholly-owned subsidiaries file a consolidated income tax return.

Fair Value Measurements

ASC 820, *Fair Value Measurements,* which defines fair value, establishes a framework for measuring fair value in U.S. generally accepted accounting principles and expands disclosures about fair value measurements. ASC 820 applies only to fair-value measurements that are already required or permitted by other accounting standards. The definition of fair value focuses on the exit price, i.e., the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, not the entry price, i.e., the price that would be paid to acquire the asset or received to assume the liability at the measurement date. The statement emphasizes that fair value is a market-based measurement; not an entity-specific measurement. Therefore, the fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. For more information related to fair value measurements, please refer to Note 14, Fair Value.

NOTE 2: BASIC AND DILUTED NET EARNINGS PER SHARE

Basic net earnings per share is computed by dividing net earnings by the weighted average common shares outstanding for the year. Diluted net earnings per share reflect the potential dilution that could occur upon exercise of securities or other rights for, or convertible into, shares of the Company's common stock. As of December 31, 2022 and 2021, respectively, the Company had no such securities or other rights issued or outstanding, and therefore, no dilutive effect to consider for the diluted net earnings per share calculation.

The basic and diluted net earnings per share computations for the respective years are presented below.

		Year ended December 31		
(Dollars in thousands, except share and per share data)		**2022**		**2021**
Basic and diluted:				
Net earnings	$	10,346	$	8,039
Weighted average common shares outstanding		3,510,869		3,545,310
Net earnings per share	$	2.95	$	2.27

NOTE 3: VARIABLE INTEREST ENTITIES

Generally, a variable interest entity ("VIE") is a corporation, partnership, trust or other legal structure that does not have equity investors with substantive or proportional voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities.

At December 31, 2022, the Company did not have any consolidated VIEs to disclose but did have one nonconsolidated VIE, discussed below.

New Markets Tax Credit Investment

The New Markets Tax Credit ("NMTC") program provides federal tax incentives to investors to make investments in distressed communities and promotes economic improvement through the development of successful businesses in these communities. The NMTC is available to investors over seven years and is subject to recapture if certain events occur during such period. The Company had one investment with a balance of $2.1 million and $2.2 million at December 31, 2022 and 2021, respectively, and is included in other assets in the consolidated balance sheets. The Company's equity investment meets the definition of a VIE. While the Company's investment exceeds 50% of the outstanding equity interests, the Company does not consolidate the VIE because it does not meet the characteristics of a primary beneficiary since the Company lacks the power to direct the activities of the VIE.

(Dollars in thousands)	Maximum Loss Exposure	Asset Recognized	Classification
Type:			
New Markets Tax Credit investment	$ 2,110	$ 2,110	Other assets

NOTE 4: SECURITIES

At December 31, 2022 and 2021, respectively, all securities within the scope of ASC 320, *Investments – Debt and Equity Securities* were classified as available-for-sale. The fair value and amortized cost for securities available-for-sale by contractual maturity at December 31, 2022 and 2021, respectively, are presented below.

(Dollars in thousands)	1 year or less	1 to 5 years	5 to 10 years	After 10 years	Fair Value	Gross Unrealized Gains	Losses	Amortized Cost
December 31, 2022								
Agency obligations (a)	$ 4,935	50,746	69,936	—	125,617	—	15,826	$ 141,443
Agency MBS (a)	—	7,130	27,153	183,877	218,160	—	33,146	251,306
State and political subdivisions	300	642	15,130	45,455	61,527	11	5,681	67,197
Total available-for-sale	$ 5,235	58,518	112,219	229,332	405,304	11	54,653	$ 459,946
December 31, 2021								
Agency obligations (a)	$ 5,007	49,604	69,802	—	124,413	1,080	2,079	$ 125,412
Agency MBS (a)	—	680	35,855	186,836	223,371	1,527	2,680	224,524
State and political subdivisions	170	647	15,743	57,547	74,107	3,611	270	70,766
Total available-for-sale	$ 5,177	50,931	121,400	244,383	421,891	6,218	5,029	$ 420,702

(a) Includes securities issued by U.S. government agencies or government sponsored entities. Expected lives of these securities may differ from contractual maturities because issues may have the right to call or repay obligations with or without prepayment penalties.

Securities with aggregate fair values of $208.3 million and $172.3 million at December 31, 2022 and 2021, respectively, were pledged to secure public deposits, securities sold under agreements to repurchase, FHLB advances, and for other purposes required or permitted by law.

Included in other assets on the accompanying consolidated balance sheets are nonmarketable equity investments. The carrying amounts of nonmarketable equity investments were $1.2 million at December 31, 2022 and 2021, respectively. Nonmarketable equity investments include FHLB stock, Federal Reserve Bank stock, and stock in a privately held financial institution.

Gross Unrealized Losses and Fair Value

The fair values and gross unrealized losses on securities at December 31, 2022 and 2021, respectively, segregated by those securities that have been in an unrealized loss position for less than 12 months and 12 months or more are presented below.

(Dollars in thousands)	Less than 12 Months Fair Value	Unrealized Losses	12 Months or Longer Fair Value	Unrealized Losses	Total Fair Value	Unrealized Losses
December 31, 2022:						
Agency obligations	$ 55,931	4,161	69,687	11,665	125,618	$ 15,826
Agency MBS	70,293	5,842	147,867	27,304	218,160	33,146
State and political subdivisions	44,777	2,176	13,043	3,505	57,820	5,681
Total	$ 171,001	12,179	230,597	42,474	401,598	$ 54,653
December 31, 2021:						
Agency obligations	$ 49,799	1,025	26,412	1,054	76,211	$ 2,079
Agency MBS	130,110	1,555	38,611	1,125	168,721	2,680
State and political subdivisions	7,960	109	3,114	161	11,074	270
Total	$ 187,869	2,689	68,137	2,340	256,006	$ 5,029

For the securities in the previous table, the Company does not have the intent to sell and has determined it is not more likely than not that the Company will be required to sell the security before recovery of the amortized cost basis, which may be maturity. On a quarterly basis, the Company assesses each security for credit impairment. For debt securities, the Company evaluates, where necessary, whether credit impairment exists by comparing the present value of the expected cash flows to the securities' amortized cost basis.

In determining whether a loss is temporary, the Company considers all relevant information including:

- the length of time and the extent to which the fair value has been less than the amortized cost basis;
- adverse conditions specifically related to the security, an industry, or a geographic area (for example, changes in the financial condition of the issuer of the security, or in the case of an asset-backed debt security, in the financial condition of the underlying loan obligors, including changes in technology or the discontinuance of a segment of the business that may affect the future earnings potential of the issuer or underlying loan obligors of the security or changes in the quality of the credit enhancement);
- the historical and implied volatility of the fair value of the security;
- the payment structure of the debt security and the likelihood of the issuer being able to make payments that increase in the future;
- failure of the issuer of the security to make scheduled interest or principal payments;
- any changes to the rating of the security by a rating agency; and
- recoveries or additional declines in fair value subsequent to the balance sheet date.

Agency obligations

The unrealized losses associated with agency obligations were primarily driven by changes in market interest rates and not due to the credit quality of the securities. These securities were issued by U.S. government agencies or government-sponsored entities and did not have any credit losses given the explicit government guarantee or other government support.

Agency mortgage-backed securities ("MBS")

The unrealized losses associated with agency MBS were primarily driven by changes in market interest rates and not due to the credit quality of the securities. These securities were issued by U.S. government agencies or government-sponsored entities and did not have any credit losses given the explicit government guarantee or other government support.

Securities of U.S. states and political subdivisions

The unrealized losses associated with securities of U.S. states and political subdivisions were primarily driven by changes in market interest rates and were not due to the credit quality of the securities. Some of these securities are guaranteed by a bond insurer, but management did not rely on the guarantee in making its investment decision. These securities will continue to be monitored as part of the Company's quarterly impairment analysis, but are expected to perform even if the rating agencies reduce the credit rating of the bond insurers. As a result, the Company expects to recover the entire amortized cost basis of these securities.

The carrying values of the Company's investment securities could decline in the future if the financial condition of an issuer deteriorates and the Company determines it is probable that it will not recover the entire amortized cost basis for the security. As a result, there is a risk that other-than-temporary impairment charges may occur in the future.

Other-Than-Temporarily Impaired Securities

Credit-impaired debt securities are debt securities where the Company has written down the amortized cost basis of a security for other-than-temporary impairment and the credit component of the loss is recognized in earnings. At December 31, 2022 and 2021, respectively, the Company had no credit-impaired debt securities and there were no additions or reductions in the credit loss component of credit-impaired debt securities during the years ended December 31, 2022 and 2021, respectively.

Realized Gains and Losses

The following table presents the gross realized gains and losses on sales related to securities.

		Year ended December 31	
(Dollars in thousands)		2022	2021
Gross realized gains	$	48	15
Gross realized losses		(36)	—
Realized gains, net	$	12	15

NOTE 5: LOANS AND ALLOWANCE FOR LOAN LOSSES

			December 31	
(In thousands)		2022		2021
Commercial and industrial	$	66,179	$	83,977
Construction and land development		66,479		32,432
Commercial real estate:				
Owner occupied		61,265		63,375
Hotel/motel		33,457		43,856
Multifamily		41,181		42,587
Other		129,278		108,553
Total commercial real estate		265,181		258,371
Residential real estate:				
Consumer mortgage		45,410		29,781
Investment property		52,325		47,880
Total residential real estate		97,735		77,661
Consumer installment		9,546		6,682
Total loans		505,120		459,123
Less: unearned income		(662)		(759)
Loans, net of unearned income	$	504,458	$	458,364

Loans secured by real estate were approximately 85.0% of the total loan portfolio at December 31, 2022. At December 31, 2022, the Company's geographic loan distribution was concentrated primarily in Lee County, Alabama and surrounding areas.

In accordance with ASC 310, *Receivables*, a portfolio segment is defined as the level at which an entity develops and documents a systematic method for determining its allowance for loan losses. As part of the Company's quarterly assessment of the allowance, the loan portfolio is disaggregated into the following portfolio segments: commercial and industrial, construction and land development, commercial real estate, residential real estate and consumer installment. Where appropriate, the Company's loan portfolio segments are further disaggregated into classes. A class is generally determined based on the initial measurement attribute, risk characteristics of the loan, and an entity's method for monitoring and determining credit risk.

The following describe the risk characteristics relevant to each of the portfolio segments and classes.

Commercial and industrial ("C&I") — includes loans to finance business operations, equipment purchases, or other needs for small and medium-sized commercial customers. Also included in this category are loans to finance agricultural production. Generally, the primary source of repayment is the cash flow from business operations and activities of the borrower. We were a participating lender in the PPP. PPP loans are forgivable in whole or in part, if the proceeds are used for payroll and other permitted purposes in accordance with the requirements of the PPP. As of December 31, 2022, the Company had one PPP loan with an aggregate outstanding principal balance of $0.1 million included in this category. The Company had 138 PPP loans with an aggregate outstanding principal balance of $8.1 million included in this category at December 31, 2021.

Construction and land development ("C&D") — includes both loans and credit lines for the purpose of purchasing, carrying and developing land into commercial developments or residential subdivisions. Also included are loans and lines for construction of residential, multi-family and commercial buildings. Generally the primary source of repayment is dependent upon the sale or refinance of the real estate collateral.

Commercial real estate ("CRE") — includes loans disaggregated into three classes: (1) owner occupied (2) multi-family and (3) other.

   Owner occupied – includes loans secured by business facilities to finance business operations, equipment and owner-occupied facilities primarily for small and medium-sized commercial customers. Generally the primary source of repayment is the cash flow from business operations and activities of the borrower, who owns the property.

   Hotel/motel – includes loans for hotels and motels. Generally, the primary source of repayment is dependent upon income generated from the real estate collateral. The underwriting of these loans takes into consideration the occupancy and rental rates, as well as the financial health of the borrower.

   Multifamily – primarily includes loans to finance income-producing multi-family properties. Loans in this class include loans for 5 or more unit residential property and apartments leased to residents. Generally, the primary source of repayment is dependent upon income generated from the real estate collateral. The underwriting of these loans takes into consideration the occupancy and rental rates, as well as the financial health of the borrower.

   Other – primarily includes loans to finance income-producing commercial properties. Loans in this class include loans for neighborhood retail centers, hotels, medical and professional offices, single retail stores, industrial buildings, and warehouses leased generally to local businesses and residents. Generally, the primary source of repayment is dependent upon income generated from the real estate collateral. The underwriting of these loans takes into consideration the occupancy and rental rates as well as the financial health of the borrower.

Residential real estate ("RRE") — includes loans disaggregated into two classes: (1) consumer mortgage and (2) investment property.

   Consumer mortgage – primarily includes first or second lien mortgages and home equity lines to consumers that are secured by a primary residence or second home. These loans are underwritten in accordance with the Bank's general loan policies and procedures which require, among other things, proper documentation of each borrower's financial condition, satisfactory credit history and property value.

   Investment property – primarily includes loans to finance income-producing 1-4 family residential properties. Generally, the primary source of repayment is dependent upon income generated from leasing the property securing the loan. The underwriting of these loans takes into consideration the rental rates as well as the financial health of the borrower.

Consumer installment — includes loans to individuals both secured by personal property and unsecured. Loans include personal lines of credit, automobile loans, and other retail loans. These loans are underwritten in accordance with the Bank's general loan policies and procedures which require, among other things, proper documentation of each borrower's financial condition, satisfactory credit history, and if applicable, property value.

The following is a summary of current, accruing past due and nonaccrual loans by portfolio class as of December 31, 2022 and 2021.

(In thousands)	Current	Accruing 30-89 Days Past Due	Accruing Greater than 90 days	Total Accruing Loans	Non-Accrual	Total Loans
December 31, 2022:						
Commercial and industrial	$ 65,731	5	—	65,736	443	$ 66,179
Construction and land development	66,479	—	—	66,479	—	66,479
Commercial real estate:						
Owner occupied	61,265	—	—	61,265	—	61,265
Hotel/motel	33,457	—	—	33,457	—	33,457
Multifamily	41,181	—	—	41,181	—	41,181
Other	127,162	—	—	127,162	2,116	129,278
Total commercial real estate	263,065	—	—	263,065	2,116	265,181
Residential real estate:						
Consumer mortgage	45,200	38	—	45,238	172	45,410
Investment property	52,325	—	—	52,325	—	52,325
Total residential real estate	97,525	38	—	97,563	172	97,735
Consumer installment	9,506	40	—	9,546	—	9,546
Total	$ 502,306	83	—	502,389	2,731	$ 505,120
December 31, 2021:						
Commercial and industrial	$ 83,974	3	—	83,977	—	$ 83,977
Construction and land development	32,228	204	—	32,432	—	32,432
Commercial real estate:						
Owner occupied	63,375	—	—	63,375	—	63,375
Hotel/motel	43,856	—	—	43,856	—	43,856
Multifamily	42,587	—	—	42,587	—	42,587
Other	108,366	—	—	108,366	187	108,553
Total commercial real estate	258,184	—	—	258,184	187	258,371
Residential real estate:						
Consumer mortgage	29,070	516	—	29,586	195	29,781
Investment property	47,818	—	—	47,818	62	47,880
Total residential real estate	76,888	516	—	77,404	257	77,661
Consumer installment	6,657	25	—	6,682	—	6,682
Total	$ 457,931	748	—	458,679	444	$ 459,123

The gross interest income which would have been recorded under the original terms of those nonaccrual loans had they been accruing interest, amounted to approximately $26 thousand and $27 thousand for the years ended December 31, 2022 and 2021, respectively.

Allowance for Loan Losses

The allowance for loan losses as of and for the years ended December 31, 2022 and 2021, is presented below.

(In thousands)		Year ended December 31		
		2022		2021
Beginning balance	$	4,939	$	5,618
Charged-off loans		(292)		(294)
Recovery of previously charged-off loans		118		215
Net charge-offs		(174)		(79)
Provision for loan losses		1,000		(600)
Ending balance	$	5,765	$	4,939

The Company assesses the adequacy of its allowance for loan losses prior to the end of each calendar quarter. The level of the allowance is based upon management's evaluation of the loan portfolio, past loan loss experience, current asset quality trends, known and inherent risks in the portfolio, adverse situations that may affect a borrower's ability to repay (including the timing of future payment), the estimated value of any underlying collateral, composition of the loan portfolio, economic conditions, industry and peer bank loan loss rates and other pertinent factors, including regulatory recommendations. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. Loans are charged off, in whole or in part, when management believes that the full collectability of the loan is unlikely. A loan may be partially charged-off after a "confirming event" has occurred which serves to validate that full repayment pursuant to the terms of the loan is unlikely.

The Company deems loans impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Collection of all amounts due according to the contractual terms means that both the interest and principal payments of a loan will be collected as scheduled in the loan agreement.

An impairment allowance is recognized if the fair value of the loan is less than the recorded investment in the loan. The impairment is recognized through the allowance. Loans that are impaired are recorded at the present value of expected future cash flows discounted at the loan's effective interest rate, or if the loan is collateral dependent, impairment measurement is based on the fair value of the collateral, less estimated disposal costs.

The level of allowance maintained is believed by management to be adequate to absorb probable losses inherent in the portfolio at the balance sheet date. The allowance is increased by provisions charged to expense and decreased by charge-offs, net of recoveries of amounts previously charged-off.

In assessing the adequacy of the allowance, the Company also considers the results of its ongoing internal, independent loan review process. The Company's loan review process assists in determining whether there are loans in the portfolio whose credit quality has weakened over time and evaluating the risk characteristics of the entire loan portfolio. The Company's loan review process includes the judgment of management, the input from our independent loan reviewers, and reviews that may have been conducted by bank regulatory agencies as part of their examination process. The Company incorporates loan review results in the determination of whether or not it is probable that it will be able to collect all amounts due according to the contractual terms of a loan.

As part of the Company's quarterly assessment of the allowance, management divides the loan portfolio into five segments: commercial and industrial, construction and land development, commercial real estate, residential real estate, and consumer installment loans. The Company analyzes each segment and estimates an allowance allocation for each loan segment.

The allocation of the allowance for loan losses begins with a process of estimating the probable losses inherent for these types of loans. The estimates for these loans are established by category and based on the Company's internal system of credit risk ratings and historical loss data. The estimated loan loss allocation rate for the Company's internal system of credit risk grades is based on its experience with similarly graded loans. For loan segments where the Company believes it does not have sufficient historical loss data, the Company may make adjustments based, in part, on loss rates of peer bank groups. At December 31, 2022 and 2021, and for the years then ended, the Company adjusted its historical loss rates for the commercial real estate portfolio segment based, in part, on loss rates of peer bank groups.

The estimated loan loss allocation for all five loan portfolio segments is then adjusted for management's estimate of probable losses for several "qualitative and environmental" factors. The allocation for qualitative and environmental factors is particularly subjective and does not lend itself to exact mathematical calculation. This amount represents estimated probable inherent credit losses which exist, but have not yet been identified, as of the balance sheet date, and are based upon quarterly trend assessments in delinquent and nonaccrual loans, credit concentration changes, prevailing economic conditions, changes based on lending personnel experience, changes in lending policies or procedures and other influencing factors. These qualitative and environmental factors are considered for each of the five loan segments and the allowance allocation, as determined by the processes noted above, is increased or decreased based on the incremental assessment of these factors.

The Company regularly re-evaluates its practices in determining the allowance for loan losses. Since the fourth quarter of 2016, the Company has increased its look-back period each quarter to incorporate the effects of at least one economic downturn in its loss history. The Company believes the extension of its look-back period is appropriate due to the risks inherent in the loan portfolio. Absent this extension, the early cycle periods in which the Company experienced significant losses would be excluded from the determination of the allowance for loan losses and its balance would decrease. For the year ended December 31, 2022, the Company increased its look-back period to 55 quarters to continue to include losses incurred by the Company beginning with the first quarter of 2009. During 2021, the Company adjusted certain qualitative and economic factors to reflect improvements in economic conditions in our primary market area that had previously been observed as a result of the COVID-19 pandemic. No changes were made to qualitative and economic factors during 2022.

The following table details the changes in the allowance for loan losses by portfolio segment for the years ended December 31, 2022 and 2021.

(in thousands)	Commercial and industrial	Construction and land Development	Commercial Real Estate	Residential Real Estate	Consumer Installment		Total
Balance, December 31, 2020	$ 807	594	3,169	944	104	$	5,618
Charge-offs	—	—	(254)	(3)	(37)		(294)
Recoveries	140	—	—	55	20		215
Net recoveries (charge-offs)	140	—	(254)	52	(17)		(79)
Provision	(90)	(76)	(176)	(257)	(1)		(600)
Balance, December 31, 2021	$ 857	518	2,739	739	86	$	4,939
Charge-offs	(222)	—	—	—	(70)		(292)
Recoveries	7	—	23	26	62		118
Net (charge-offs) recoveries	(215)	—	23	26	(8)		(174)
Provision	105	431	347	63	54		1,000
Balance, December 31, 2022	$ 747	949	3,109	828	132	$	5,765

The following table presents an analysis of the allowance for loan losses and recorded investment in loans by portfolio segment and impairment methodology as of December 31, 2022 and 2021.

(In thousands)		Collectively evaluated (1)		Individually evaluated (2)		Total	
		Allowance for loan losses	Recorded investment in loans	Allowance for loan losses	Recorded investment in loans	Allowance for loan losses	Recorded investment in loans
December 31, 2022:							
Commercial and industrial	$	688	65,736	59	443	747	66,179
Construction and land development		949	66,479	—	—	949	66,479
Commercial real estate		2,663	263,065	446	2,116	3,109	265,181
Residential real estate		828	97,735	—	—	828	97,735
Consumer installment		132	9,546	—	—	132	9,546
Total	$	5,260	502,561	505	2,559	5,765	505,120
December 31, 2021:							
Commercial and industrial	$	857	83,977	—	—	857	83,977
Construction and land development		518	32,432	—	—	518	32,432
Commercial real estate		2,739	258,184	—	187	2,739	258,371
Residential real estate		739	77,599	—	62	739	77,661
Consumer installment		86	6,682	—	—	86	6,682
Total	$	4,939	458,874	—	249	4,939	459,123

(1) Represents loans collectively evaluated for impairment in accordance with ASC 450-20, *Loss Contingencies* (formerly FAS 5), and pursuant to amendments by ASU 2010-20 regarding allowance for unimpaired loans.

(2) Represents loans individually evaluated for impairment in accordance with ASC 310-30, *Receivables* (formerly FAS 114), and pursuant to amendments by ASU 2010-20 regarding allowance for impaired loans.

Credit Quality Indicators

The credit quality of the loan portfolio is summarized no less frequently than quarterly using categories similar to the standard asset classification system used by the federal banking agencies. The following table presents credit quality indicators for the loan portfolio segments and classes. These categories are utilized to develop the associated allowance for loan losses using historical losses adjusted for qualitative and environmental factors and are defined as follows:

- Pass – loans which are well protected by the current net worth and paying capacity of the obligor (or guarantors, if any) or by the fair value, less cost to acquire and sell, of any underlying collateral.

- Special Mention – loans with potential weakness that may, if not reversed or corrected, weaken the credit or inadequately protect the Company's position at some future date. These loans are not adversely classified and do not expose an institution to sufficient risk to warrant an adverse classification.

- Substandard Accruing – loans that exhibit a well-defined weakness which presently jeopardizes debt repayment, even though they are currently performing. These loans are characterized by the distinct possibility that the Company may incur a loss in the future if these weaknesses are not corrected.

- Nonaccrual – includes loans where management has determined that full payment of principal and interest is in doubt.

(In thousands)		Pass	Special Mention	Substandard Accruing	Nonaccrual		Total loans
December 31, 2022							
Commercial and industrial	$	65,517	7	212	443	$	66,179
Construction and land development		66,479	—	—	—		66,479
Commercial real estate:							
Owner occupied		60,866	238	161	—		61,265
Hotel/motel		33,457	—	—	—		33,457
Multifamily		41,181	—	—	—		41,181
Other		126,992	170	—	2,116		129,278
Total commercial real estate		262,496	408	161	2,116		265,181
Residential real estate:							
Consumer mortgage		44,212	439	587	172		45,410
Investment property		52,034	43	248	—		52,325
Total residential real estate		96,246	482	835	172		97,735
Consumer installment		9,498	1	47	—		9,546
Total	$	500,236	898	1,255	2,731	$	505,120
December 31, 2021							
Commercial and industrial	$	83,725	26	226	—	$	83,977
Construction and land development		32,212	2	218	—		32,432
Commercial real estate:							
Owner occupied		61,573	1,675	127	—		63,375
Hotel/motel		36,162	7,694	—	—		43,856
Multifamily		39,093	3,494	—	—		42,587
Other		107,426	911	29	187		108,553
Total commercial real estate		244,254	13,774	156	187		258,371
Residential real estate:							
Consumer mortgage		27,647	452	1,487	195		29,781
Investment property		47,459	98	261	62		47,880
Total residential real estate		75,106	550	1,748	257		77,661
Consumer installment		6,650	20	12	—		6,682
Total	$	441,947	14,372	2,360	444	$	459,123

Impaired loans

The following table presents details related to the Company's impaired loans. Loans which have been fully charged-off do not appear in the following table. The related allowance generally represents the following components which correspond to impaired loans:

- Individually evaluated impaired loans equal to or greater than $500 thousand secured by real estate (nonaccrual construction and land development, commercial real estate, and residential real estate).

- Individually evaluated impaired loans equal to or greater than $250 thousand not secured by real estate (nonaccrual commercial and industrial and consumer loans).

The following table sets forth certain information regarding the Company's impaired loans that were individually evaluated for impairment at December 31, 2022 and 2021.

(In thousands)		Unpaid principal balance (1)	Charge-offs and payments applied (2)	Recorded investment (3)		Related allowance
December 31, 2022						
With no allowance recorded:						
Commercial and industrial	$	210	(1) $	209		
Commercial real estate:						
Owner occupied		858	(3)	855		
Total commercial real estate		858	(3)	855		
Total	$	1,068	(4) $	1,064		
With allowance recorded:						
Commercial and industrial	$	234	—	234	$	59
Commercial real estate:						
Owner occupied		1,261	—	1,261		446
Total commercial real estate		1,261	—	1,261		446
Total		1,495	—	1,495		505
Total impaired loans	$	2,563	(4)	2,559	$	505

(1) Unpaid principal balance represents the contractual obligation due from the customer.

(2) Charge-offs and payments applied represents cumulative charge-offs taken, as well as interest payments that have been applied against the outstanding principal balance.

(3) Recorded investment represents the unpaid principal balance less charge-offs and payments applied; it is shown before any related allowance for loan losses.

(In thousands)		Unpaid principal balance (1)	Charge-offs and payments applied (2)	Recorded investment (3)		Related allowance
December 31, 2021						
With no allowance recorded:						
Commercial real estate:						
Other	$	205	(18)	187		
Total commercial real estate		205	(18)	187		
Residential real estate:						
Investment property		68	(6)	62		
Total residential real estate		68	(6)	62		
Total	$	273	(24) $	249		
With allowance recorded:						
Total impaired loans	$	273	(24)	249	$	—

(1) Unpaid principal balance represents the contractual obligation due from the customer.

(2) Charge-offs and payments applied represents cumulative charge-offs taken, as well as interest payments that have been applied against the outstanding principal balance.

(3) Recorded investment represents the unpaid principal balance less charge-offs and payments applied; it is shown before any related allowance for loan losses.

The following table provides the average recorded investment in impaired loans and the amount of interest income recognized on impaired loans after impairment by portfolio segment and class.

(In thousands)	Year ended December 31, 2022		Year ended December 31, 2021	
	Average recorded investment	Total interest income recognized	Average recorded investment	Total interest income recognized
Impaired loans:				
Commercial and industrial	$ 34	—	$ —	—
Commercial real estate:				
Owner occupied	163	—	—	—
Other	$ 153	—	$ 199	—
Total commercial real estate	316	—	199	—
Residential real estate:				
Investment property	5	—	96	—
Total residential real estate	5	—	96	—
Total	$ 355	—	$ 295	—

Troubled Debt Restructurings

Impaired loans also include troubled debt restructurings ("TDRs"). Section 4013 of the CARES Act, "Temporary Relief From Troubled Debt Restructurings," provides banks the option to temporarily suspend certain requirements under ASC 340-10 TDR classifications for a limited period of time to account for the effects of COVID-19. Section 4013 of the CARES Act was extended to January 1, 2022 by Section 541 of the Consolidated Appropriations Act of 2021.

The Interagency Statement on COVID-19 Loan Modifications, encourages banks to work prudently with borrowers and describes the agencies' interpretation of how accounting rules under ASC 310-40, "Troubled Debt Restructurings by Creditors," apply to certain COVID-19-related modifications. The Interagency Statement on COVID-19 Loan Modifications was supplemented on June 23, 2020 by the Interagency Examiner Guidance for Assessing Safety and Soundness Considering the Effect of the COVID-19 Pandemic on Institutions. If a loan modification was eligible, a bank may elect to account for the loan under Section 4013 of the CARES Act. If a loan modification is not eligible under section 4013, or if the bank elects not to account for the loan modification under section 4013, the Revised Statement includes criteria when a bank may presume a loan modification is not a TDR in accordance with ASC 310-40.

The Company evaluates loan extensions or modifications not qualified under Section 4013 of the CARES Act or under the Interagency Statement on COVID-19 Loan Modifications in accordance with FASB ASC 340-10 with respect to the classification of the loan as a TDR. In the normal course of business, management may grant concessions to borrowers that are experiencing financial difficulty. A concession may include, but is not limited to, delays in required payments of principal and interest for a specified period, reduction of the stated interest rate of the loan, reduction of accrued interest, extension of the maturity date, or reduction of the face amount or maturity amount of the debt. A concession has been granted when, as a result of the restructuring, the Bank does not expect to collect, when due, all amounts owed, including interest at the original stated rate. A concession may have also been granted if the debtor is not able to access funds elsewhere at a market rate for debt with similar risk characteristics as the restructured debt. In making the determination of whether a loan modification is a TDR, the Company considers the individual facts and circumstances surrounding each modification. As part of the credit approval process, the restructured loans are evaluated for adequate collateral protection in determining the appropriate accrual status at the time of restructure.

Similar to other impaired loans, TDRs are measured for impairment based on the present value of expected payments using the loan's original effective interest rate as the discount rate, or the fair value of the collateral, less selling costs if the loan is collateral dependent. If the recorded investment in the loan exceeds the measure of fair value, impairment is recognized by establishing a valuation allowance as part of the allowance for loan losses or a charge-off to the allowance for loan losses. In periods subsequent to the modification, all TDRs are evaluated individually, including those that have payment defaults, for possible impairment.

The Company had no TDRs at December 31, 2022. The following is a summary of accruing and nonaccrual TDRs and the related allowance for loan losses, by portfolio segment and class at December 31, 2021.

		TDRs			
(In thousands)		Accruing	Nonaccrual	Total	Related Allowance
December 31, 2021					
Commercial real estate:					
Other	$	—	187	187	$ —
Total commercial real estate		—	187	187	—
Residential real estate:					
Investment property		—	62	62	—
Total residential real estate		—	62	62	—
Total	$	—	249	249	$ —

At December 31, 2022 there were no significant outstanding commitments to advance additional funds to customers whose loans had been restructured.

There were no loans modified in a TDR in 2022 and 2021, respectively.

During the years ended December 31, 2022 and 2021, respectively, the Company had no loans modified in a TDR within the previous 12 months for which there was a payment default (defined as 90 days or more past due).

NOTE 6: PREMISES AND EQUIPMENT

Premises and equipment at December 31, 2022 and 2021 is presented below.

		December 31	
(Dollars in thousands)		2022	2021
Land and improvements	$	12,788	9,830
Buildings and improvements		35,241	16,124
Furniture, fixtures, and equipment		3,861	3,096
Construction in progress		39	19,277
Total premises and equipment		51,929	48,327
Less: accumulated depreciation		(5,354)	(6,603)
Premises and equipment, net	$	46,575	41,724

Depreciation expense was approximately $1.2 million and $0.6 million for the years ended December 31, 2022 and 2021, respectively, and is a component of net occupancy and equipment expense in the consolidated statements of earnings. For more information related to depreciation expense, please refer to "Change in Accounting Estimate" in Note 1, Summary of Significant Accounting Policies.

NOTE 7: MORTGAGE SERVICING RIGHTS, NET

MSRs are recognized based on the fair value of the servicing rights on the date the corresponding mortgage loans are sold. An estimate of the Company's MSRs is determined using assumptions that market participants would use in estimating future net servicing income, including estimates of prepayment speeds, discount rate, default rates, cost to service, escrow account earnings, contractual servicing fee income, ancillary income, and late fees. Subsequent to the date of transfer, the Company has elected to measure its MSRs under the amortization method. Under the amortization method, MSRs are amortized in proportion to, and over the period of, estimated net servicing income. Servicing fee income is recorded net of related amortization expense and recognized in earnings as part of mortgage lending income.

The Company has recorded MSRs related to loans sold without recourse to Fannie Mae. The Company generally sells conforming, fixed-rate, closed-end, residential mortgages to Fannie Mae. MSRs are included in other assets on the accompanying consolidated balance sheets.

The Company evaluates MSRs for impairment on a quarterly basis. Impairment is determined by stratifying MSRs into groupings based on predominant risk characteristics, such as interest rate and loan type. If, by individual stratum, the carrying amount of the MSRs exceeds fair value, a valuation allowance is established. The valuation allowance is adjusted as the fair value changes. Changes in the valuation allowance are recognized in earnings as a component of mortgage lending income.

The following table details the changes in amortized MSRs and the related valuation allowance for the years ended December 31, 2022 and 2021.

		Year ended December 31	
(Dollars in thousands)		2022	2021
Beginning balance	$	1,309	1,330
Additions, net		111	495
Amortization expense		(269)	(516)
Ending balance	$	1,151	1,309
Valuation allowance included in MSRs, net:			
Beginning of period	$	—	—
End of period		—	—
Fair value of amortized MSRs:			
Beginning of period	$	1,908	1,489
End of period		2,369	1,908

Data and assumptions used in the fair value calculation related to MSRs at December 31, 2022 and 2021, respectively, are presented below.

		December 31	
(Dollars in thousands)		2022	2021
Unpaid principal balance	$	234,349	255,310
Weighted average prepayment speed (CPR)		7.6 %	13.3
Discount rate (annual percentage)		9.5 %	9.5
Weighted average coupon interest rate		3.4 %	3.4
Weighted average remaining maturity (months)		256	260
Weighted average servicing fee (basis points)		25.0	25.0

At December 31, 2022, the weighted average amortization period for MSRs was 6.8 years. Estimated amortization expense for each of the next five years is presented below.

(Dollars in thousands)		December 31, 2022
2023	$	163
2024		142
2025		124
2026		107
2027		93

NOTE 8: DEPOSITS

At December 31, 2022, the scheduled maturities of certificates of deposit and other time deposits are presented below.

(Dollars in thousands)		December 31, 2022
2023	$	94,561
2024		29,603
2025		8,663
2026		3,836
2027		13,521
Thereafter		191
Total certificates of deposit and other time deposits	$	150,375

Additionally, at December 31, 2022 and 2021, approximately $57.4 million and $58.0 million, respectively, of certificates of deposit and other time deposits were issued in denominations greater than $250 thousand.

At December 31, 2022 and 2021, the amount of deposit accounts in overdraft status that were reclassified to loans on the accompanying consolidated balance sheets was not material.

NOTE 9: LEASE COMMITMENTS

We lease certain office facilities and equipment under operating leases. Rent expense for all operating leases totaled $0.2 million for both years ended December 31, 2022 and 2021. On January 1, 2019, we adopted a new accounting standard which required the recognition of certain operating leases on our balance sheet as lease right of use assets (reported as component of other assets) and related lease liabilities (reported as a component of accrued expenses and other liabilities). Aggregate lease right of use assets were $588 thousand and $687 thousand at December 31, 2022 and 2021, respectively. Aggregate lease liabilities were $611 thousand and $710 thousand at December 31, 2022 and 2021, respectively. Rent expense includes amounts related to items that are not included in the determination of lease right of use assets including expenses related to short-term leases totaling $0.1 million for the year ended December 31, 2022.

Lease payments under operating leases that were applied to our operating lease liability totaled $120 thousand during the year ended December 31, 2022. The following table reconciles future undiscounted lease payments due under non-cancelable operating leases (those amounts subject to recognition) to the aggregate operating lease liability as of December 31, 2022.

(Dollars in thousands)		Future lease payments
2023	$	123
2024		123
2025		114
2026		96
2027		96
Thereafter		122
Total undiscounted operating lease liabilities	$	674
Imputed interest		63
Total operating lease liabilities included in the accompanying consolidated balance sheets	$	611
Weighted-average lease terms in years		5.89
Weighted-average discount rate		3.12%

NOTE 10: OTHER COMPREHENSIVE LOSS

Comprehensive income is defined as the change in equity from all transactions other than those with stockholders, and it includes net earnings and other comprehensive loss. Other comprehensive loss for the years ended December 31, 2022 and 2021, is presented below.

(Dollars in thousands)		Pre-tax amount	Tax benefit (expense)	Net of tax amount
2022:				
Unrealized net holding loss on securities	$	(55,819)	14,017	(41,802)
Reclassification adjustment for net gain on securities recognized in net earnings		(12)	3	(9)
Other comprehensive loss	$	(55,831)	14,020	(41,811)
2021:				
Unrealized net holding gain on securities	$	(8,943)	2,246	(6,697)
Reclassification adjustment for net gain on securities recognized in net earnings		(15)	4	(11)
Other comprehensive loss	$	(8,958)	2,250	(6,708)

NOTE 11: INCOME TAXES

For the years ended December 31, 2022 and 2021 the components of income tax expense from continuing operations are presented below.

		Year ended December 31	
(Dollars in thousands)		2022	2021
Current income tax expense:			
Federal	$	1,461	833
State		356	295
Total current income tax expense		1,817	1,128
Deferred income tax benefit:			
Federal		556	220
State		130	58
Total deferred income tax expense		686	278
Total income tax expense	$	2,503	1,406

Total income tax expense differs from the amounts computed by applying the statutory federal income tax rate of 21% to earnings before income taxes. A reconciliation of the differences for the years ended December 31, 2022 and 2021, is presented below.

		2022		2021	
(Dollars in thousands)		Amount	Percent of pre-tax earnings	Amount	Percent of pre-tax earnings
Earnings before income taxes	$	12,849		9,445	
Income taxes at statutory rate		2,698	21.0 %	1,983	21.0 %
Tax-exempt interest		(523)	(4.1)	(514)	(5.4)
State income taxes, net of federal tax effect		346	2.7	352	3.7
New Markets Tax Credit		(356)	(2.8)	(356)	(3.8)
Bank-owned life insurance		141	1.1	(85)	(0.9)
Other		197	1.6	26	—
Total income tax expense	$	2,503	19.5 %	1,406	14.9 %

At December 31, 2022 and 2021, the Company had a net deferred tax asset of $13.8 million and $0.4 million, respectively, included in other assets on the consolidated balance sheet. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2022 and 2021 are presented below.

		December 31	
(Dollars in thousands)		2022	2021
Deferred tax assets:			
Allowance for loan losses	$	1,448	1,240
Unrealized loss on securities		13,722	—
Accrued bonus		228	192
Right of use liability		153	178
Other		70	77
Total deferred tax assets		15,621	1,687
Deferred tax liabilities:			
Premises and equipment		767	200
Unrealized gain on securities		—	298
Originated mortgage servicing rights		289	329
Right of use asset		148	173
New Markets Tax Credit investment		179	89
Other		469	163
Total deferred tax liabilities		1,852	1,252
Net deferred tax asset	$	13,769	435

A valuation allowance is recognized for a deferred tax asset if, based on the weight of available evidence, it is more-likely-than-not that some portion of the entire deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projection for future taxable income over the periods which the temporary differences resulting in the remaining deferred tax assets are deductible, management believes it is more-likely-than-not that the Company will realize the benefits of these deductible differences at December 31, 2022. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

The change in the net deferred tax asset for the years ended December 31, 2022 and 2021, is presented below.

		Year ended December 31	
(Dollars in thousands)		2022	2021
Net deferred tax asset (liability):			
Balance, beginning of year	$	435	(1,537)
Deferred tax expense related to continuing operations		(686)	(278)
Stockholders' equity, for accumulated other comprehensive income		14,020	2,250
Balance, end of year	$	13,769	435

ASC 740, *Income Taxes,* defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority. This section also provides guidance on the de-recognition, measurement, and classification of income tax uncertainties in interim periods. As of December 31, 2022, the Company had no unrecognized tax benefits related to federal or state income tax matters. The Company does not anticipate any material increase or decrease in unrecognized tax benefits during 2023 relative to any tax positions taken prior to December 31, 2022. As of December 31, 2022, the Company has accrued no interest and no penalties related to uncertain tax positions. It is the Company's policy to recognize interest and penalties related to income tax matters in income tax expense.

The Company and its subsidiaries file consolidated U.S. federal and State of Alabama income tax returns. The Company is currently open to audit under the statute of limitations by the Internal Revenue Service and the State of Alabama for the years ended December 31, 2019 through 2022.

NOTE 12: EMPLOYEE BENEFIT PLAN

The Company sponsors a qualified defined contribution retirement plan, the Auburn National Bancorporation, Inc. 401(k) Plan (the "Plan"). Eligible employees may contribute up to 100% of eligible compensation, subject to statutory limits upon completion of 2 months of service. Furthermore, the Company allows employer Safe Harbor contributions. Participants are immediately vested in employer Safe Harbor contributions. The Company's matching contributions on behalf of participants were equal to $1.00 for each $1.00 contributed by participants, up to 3% of each participant's eligible compensation, and $0.50 for every $1.00 contributed by participants, above 3% up to 5% of each participant's eligible compensation, for a maximum matching contribution of 4% of the participants' eligible compensation. Company matching contributions to the Plan were approximately $0.3 million for the years ended December 31, 2022 and 2021, respectively, and are included in salaries and benefits expense.

NOTE 13: COMMITMENTS AND CONTINGENT LIABILITIES

Credit-Related Financial Instruments

The Company is party to credit related financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Company's exposure to credit loss is represented by the contractual amount of these commitments. The Company follows the same credit policies in making commitments as it does for on-balance sheet instruments.

At December 31, 2022 and 2021, the following financial instruments were outstanding whose contract amount represents credit risk.

		December 31		
(Dollars in thousands)		2022		2021
Commitments to extend credit	$	87,657	$	70,933
Standby letters of credit		1,041		1,455

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the agreement. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for lines of credit may expire without being drawn upon. Therefore, total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Company, is based on management's credit evaluation of the customer. The Company maintained a reserve for unfunded commitments of $0.2 million at December 31, 2022 and 2021, respectively.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds various assets as collateral, including accounts receivable, inventory, equipment, marketable securities, and property to support those commitments for which collateral is deemed necessary. The Company has recorded a liability for the estimated fair value of these standby letters of credit in the amount of $16 thousand and $23 thousand at December 31, 2022 and 2021, respectively.

Contingent Liabilities

The Company and the Bank are involved in various legal proceedings, arising in connection with their business. In the opinion of management, based upon consultation with legal counsel, the ultimate resolution of these proceeding will not have a material adverse effect upon the consolidated financial condition or results of operations of the Company and the Bank.

NOTE 14: FAIR VALUE

Fair Value Hierarchy

"Fair value" is defined by ASC 820, *Fair Value Measurements and Disclosures*, as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction occurring in the principal market (or most advantageous market in the absence of a principal market) for an asset or liability at the measurement date. GAAP establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1—inputs to the valuation methodology are quoted prices, unadjusted, for identical assets or liabilities in active markets.

Level 2—inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs that are observable for the asset or liability, either directly or indirectly.

Level 3—inputs to the valuation methodology are unobservable and reflect the Company's own assumptions about the inputs market participants would use in pricing the asset or liability.

Level changes in fair value measurements

Transfers between levels of the fair value hierarchy are generally recognized at the end of the reporting period. The Company monitors the valuation techniques utilized for each category of financial assets and liabilities to ascertain when transfers between levels have been affected. The nature of the Company's financial assets and liabilities generally is such that transfers in and out of any level are expected to be infrequent. For the years ended December 31, 2022 and 2021, there were no transfers between levels and no changes in valuation techniques for the Company's financial assets and liabilities.

Assets and liabilities measured at fair value on a recurring basis

Securities available-for-sale

Fair values of securities available for sale were primarily measured using Level 2 inputs. For these securities, the Company obtains pricing from third party pricing services. These third-party pricing services consider observable data that may include broker/dealer quotes, market spreads, cash flows, market consensus prepayment speeds, benchmark yields, reported trades for similar securities, credit information and the securities' terms and conditions. On a quarterly basis, management reviews the pricing received from the third-party pricing services for reasonableness given current market conditions. As part of its review, management may obtain non-binding third party broker quotes to validate the fair value measurements. In addition, management will periodically submit pricing provided by the third-party pricing services to another independent valuation firm on a sample basis. This independent valuation firm will compare the price provided by the third-party pricing service with its own price and will review the significant assumptions and valuation methodologies used with management.

The following table presents the balances of the assets and liabilities measured at fair value on a recurring as of December 31, 2022 and 2021, respectively, by caption, on the accompanying consolidated balance sheets by ASC 820 valuation hierarchy (as described above).

(Dollars in thousands)	Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2022:				
Securities available-for-sale:				
Agency obligations	$ 125,617	—	125,617	—
Agency MBS	218,160	—	218,160	—
State and political subdivisions	61,527	—	61,527	—
Total securities available-for-sale	405,304	—	405,304	—
Total assets at fair value	$ 405,304	—	405,304	—
December 31, 2021:				
Securities available-for-sale:				
Agency obligations	$ 124,413	—	124,413	—
Agency MBS	223,371	—	223,371	—
State and political subdivisions	74,107	—	74,107	—
Total securities available-for-sale	421,891	—	421,891	—
Total assets at fair value	$ 421,891	—	421,891	—

Assets and liabilities measured at fair value on a nonrecurring basis

Loans held for sale

Loans held for sale are carried at the lower of cost or fair value. Fair values of loans held for sale are determined using quoted market secondary market prices for similar loans. Loans held for sale are classified within Level 2 of the fair value hierarchy.

Impaired Loans

Loans considered impaired under ASC 310-10-35, *Receivables*, are loans for which, based on current information and events, it is probable that the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Impaired loans can be measured based on the present value of expected payments using the loan's original effective rate as the discount rate, the loan's observable market price, or the fair value of the collateral less selling costs if the loan is collateral dependent.

The fair value of impaired loans were primarily measured based on the value of the collateral securing these loans. Impaired loans are classified within Level 3 of the fair value hierarchy. Collateral may be real estate and/or business assets including equipment, inventory, and/or accounts receivable. The Company determines the value of the collateral based on independent appraisals performed by qualified licensed appraisers. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Appraised values are discounted for costs to sell and may be discounted further based on management's historical knowledge, changes in market conditions from the date of the most recent appraisal, and/or management's expertise and knowledge of the customer and the customer's business. Such discounts by management are subjective and are typically significant unobservable inputs for determining fair value. Impaired loans are reviewed and evaluated on at least a quarterly basis for additional impairment and adjusted accordingly, based on the same factors discussed above.

Other real estate owned

Other real estate owned, consisting of properties obtained through foreclosure or otherwise in satisfaction of loans, are initially recorded at the lower of the loan's carrying amount or the fair value less costs to sell when the loan is transferred to other real estate. Subsequently, other real estate is carried at the lower of carrying value or fair value less costs to sell. Fair values are generally based on third party appraisals of the property and are classified within Level 3 of the fair value hierarchy. The appraisals are sometimes further discounted based on management's historical knowledge, and/or changes in market conditions from the date of the most recent appraisal, and/or management's expertise and knowledge of the customer and the customer's business. Such discounts are typically significant unobservable inputs for determining fair value. In cases where the carrying amount exceeds the fair value, less costs to sell, a loss is recognized in noninterest expense.

Mortgage servicing rights, net

Mortgage servicing rights, net, included in other assets on the accompanying consolidated balance sheets, are carried at the lower of cost or estimated fair value. MSRs do not trade in an active market with readily observable prices. To determine the fair value of MSRs, the Company engages an independent third party. The independent third party's valuation model calculates the present value of estimated future net servicing income using assumptions that market participants would use in estimating future net servicing income, including estimates of prepayment speeds, discount rate, default rates, cost to service, escrow account earnings, contractual servicing fee income, ancillary income, and late fees. Periodically, the Company will review broker surveys and other market research to validate significant assumptions used in the model. The significant unobservable inputs include prepayment speeds or the constant prepayment rate ("CPR") and the weighted average discount rate. Because the valuation of MSRs requires the use of significant unobservable inputs, all of the Company's MSRs are classified within Level 3 of the valuation hierarchy.

The following table presents the balances of the assets and liabilities measured at fair value on a nonrecurring basis as of December 31, 2022 and 2021, respectively, by caption, on the accompanying consolidated balance sheets and by ASC 820 valuation hierarchy (as described above):

(Dollars in thousands)		Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2022:					
Loans, net[1]	$	2,054	—	—	2,054
Other assets [2]		1,151	—	—	1,151
Total assets at fair value	$	3,205	—	—	3,205
December 31, 2021:					
Loans held for sale	$	1,376	—	1,376	—
Loans, net[1]		249	—	—	249
Other assets [2]		1,683	—	—	1,683
Total assets at fair value	$	3,308	—	1,376	1,932

[1]Loans considered impaired under ASC 310-10-35 Receivables. This amount reflects the recorded investment in impaired loans, net of any related allowance for loan losses.

[2]Represents other real estate owned and MSRs, net both of which are carried at lower of cost or estimated fair value.

At December 31, 2022 and 2021 and for the years then ended, the Company had no Level 3 assets measured at fair value on a recurring basis. For Level 3 assets measured at fair value on a non-recurring basis as of December 31, 2022 and 2021, the significant unobservable inputs used in the fair value measurements are presented below.

(Dollars in thousands)		Carrying Amount	Valuation Technique	Significant Unobservable Input	Range			Weighted Average of Input
December 31, 2022:								
Impaired loans	$	2,054	Appraisal	Appraisal discounts	10.0	-	10.0 %	10.0%
Mortgage servicing rights, net		1,151	Discounted cash flow	Prepayment speed or CPR	5.2	-	18.6 %	7.5%
				Discount rate	9.5	-	11.5 %	9.5%
December 31, 2021:								
Impaired loans	$	249	Appraisal	Appraisal discounts	10.0	-	10.0 %	10.0%
Other real estate owned		374	Appraisal	Appraisal discounts	55.0	-	55.0 %	55.0%
Mortgage servicing rights, net		1,309	Discounted cash flow	Prepayment speed or CPR	6.8	-	16.5 %	13.3%
				Discount rate	9.5	-	11.5 %	9.5%

Fair Value of Financial Instruments

ASC 825, *Financial Instruments*, requires disclosure of fair value information about financial instruments, whether or not recognized on the face of the balance sheet, for which it is practicable to estimate that value. The assumptions used in the estimation of the fair value of the Company's financial instruments are explained below. Where quoted market prices are not available, fair values are based on estimates using discounted cash flow analyses. Discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following fair value estimates cannot be substantiated by comparison to independent markets and should not be considered representative of the liquidation value of the Company's financial instruments, but rather are good faith estimates of the fair value of financial instruments held by the Company. ASC 825 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

Loans, net

Fair values for loans were calculated using discounted cash flows. The discount rates reflected current rates at which similar loans would be made for the same remaining maturities. Expected future cash flows were projected based on contractual cash flows, adjusted for estimated prepayments. The fair value of loans was measured using an exit price notion.

Loans held for sale

Fair values of loans held for sale are determined using quoted market secondary market prices for similar loans.

Time Deposits

Fair values for time deposits were estimated using discounted cash flows. The discount rates were based on rates currently offered for deposits with similar remaining maturities.

(Dollars in thousands)	Carrying amount	Estimated fair value	Fair Value Hierarchy Level 1 inputs	Level 2 inputs	Level 3 Inputs
December 31, 2022:					
Financial Assets:					
Loans, net (1)	$ 498,693	$ 484,007	$ —	$ —	$ 484,007
Financial Liabilities:					
Time Deposits	$ 150,375	$ 150,146	$ —	$ 150,146	$ —
December 31, 2021:					
Financial Assets:					
Loans, net (1)	$ 453,425	$ 449,105	$ —	$ —	$ 449,105
Loans held for sale	1,376	1,410	—	1,410	—
Financial Liabilities:					
Time Deposits	$ 159,650	$ 160,581	$ —	$ 160,581	$ —

(1) Represents loans, net of unearned income and the allowance for loan losses. The fair value of loans was measured using an exit price notion.

NOTE 15: RELATED PARTY TRANSACTIONS

The Bank has made, and expects in the future to continue to make in the ordinary course of business, loans to directors and executive officers of the Company, the Bank, and their affiliates. In management's opinion, these loans were made in the ordinary course of business at normal credit terms, including interest rate and collateral requirements, and do not represent more than normal credit risk. An analysis of such outstanding loans is presented below.

(Dollars in thousands)	Amount
Loans outstanding at December 31, 2021	$ 1,564
New loans/advances	961
Repayments	(879)
Loans outstanding at December 31, 2022	$ 1,646

During 2022 and 2021, certain executive officers and directors of the Company and the Bank, including companies with which they are affiliated, were deposit customers of the bank. Total deposits for these persons at December 31, 2022 and 2021 amounted to $22.8 million and $19.3 million, respectively.

NOTE 16: REGULATORY RESTRICTIONS AND CAPITAL RATIOS

As required by the Economic Growth, Regulatory Relief, and Consumer Protection Act, the Federal Reserve Board issued an interim final rule that expanded applicability of the Board's small bank holding company policy statement (the "Small BHC Policy Statement") and its Regulation Q capital and Regulation Y holding company rules in August 2018. The interim final rule raised the Small BHC Policy Statement's asset limit from $1 billion to $3 billion in total consolidated assets for a bank holding company or savings and loan holding company that: (1) is not engaged in significant nonbanking activities; (2) does not conduct significant off-balance sheet activities; and (3) does not have a material amount of debt or equity securities, other than trust-preferred securities, outstanding that are registered with the SEC. The interim final rule provides that, if warranted for supervisory purposes, the Federal Reserve may exclude a company from this asset level increase. The Federal Reserve has treated the Company as a small bank holding company for purposes of the Small BHC Policy Statement and therefore has considered only the Bank's capital and not the Company's consolidated capital.

The Bank remains subject to regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

As of December 31, 2022, the Bank is "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," the Bank must maintain minimum common equity Tier 1, total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. Management has not received any notification from the Bank's regulators that changes the Bank's regulatory capital status.

The actual capital amounts and ratios for the Bank and the aforementioned minimums as of December 31, 2022 and 2021 are presented below.

(Dollars in thousands)	Actual		Minimum for capital adequacy purposes		Minimum to be well capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
At December 31, 2022:						
Tier 1 Leverage Capital	$ 106,886	10.01%	$ 42,716	4.00%	$ 53,394	5.00%
Common Equity Tier 1 Capital	106,886	15.39	31,252	4.50	45,142	6.50
Tier 1 Risk-Based Capital	106,886	15.39	41,669	6.00	55,559	8.00
Total Risk-Based Capital	112,851	16.25	55,559	8.00	69,449	10.00
At December 31, 2021:						
Tier 1 Leverage Capital	$ 100,059	9.35%	$ 42,808	4.00%	$ 53,509	5.00%
Common Equity Tier 1 Capital	100,059	16.23	27,742	4.50	40,072	6.50
Tier 1 Risk-Based Capital	100,059	16.23	36,990	6.00	49,320	8.00
Total Risk-Based Capital	105,163	17.06	49,320	8.00	61,649	10.00

Dividends paid by the Bank are a principal source of funds available to the Company for payment of dividends to its stockholders and for other needs. Applicable federal and state statutes and regulations impose restrictions on the amounts of dividends that may be declared by the subsidiary bank. State law and Federal Reserve policy restrict the Bank from declaring dividends in excess of the sum of the current year's earnings plus the retained net earnings from the preceding two years without prior approval. In addition to the formal statutes and regulations, regulatory authorities also consider the adequacy of the Bank's total capital in relation to its assets, deposits, and other such items. Capital adequacy considerations could further limit the availability of dividends from the Bank. At December 31, 2022, the Bank could have declared additional dividends of approximately $13.9 million without prior approval of regulatory authorities. As a result of this limitation, approximately $54.1 million of the Company's investment in the Bank was restricted from transfer in the form of dividends.

NOTE 17: AUBURN NATIONAL BANCORPORATION (PARENT COMPANY)

The Parent Company's condensed balance sheets and related condensed statements of earnings and cash flows are as follows.

CONDENSED BALANCE SHEETS

		December 31	
(Dollars in thousands)		2022	2021
Assets:			
Cash and due from banks	$	1,700	2,705
Investment in bank subsidiary		65,967	100,951
Other assets		522	630
Total assets	$	68,189	104,286
Liabilities:			
Accrued expenses and other liabilities	$	148	560
Total liabilities		148	560
Stockholders' equity		68,041	103,726
Total liabilities and stockholders' equity	$	68,189	104,286

CONDENSED STATEMENTS OF EARNINGS

		Year ended December 31	
(Dollars in thousands)		2022	2021
Income:			
Dividends from bank subsidiary	$	3,719	3,682
Noninterest income		78	665
Total income		3,797	4,347
Expense:			
Noninterest expense		326	189
Total expense		326	189
Earnings before income tax expense and equity in undistributed earnings of bank subsidiary		3,471	4,158
Income tax (benefit) expense		(48)	82
Earnings before equity in undistributed earnings of bank subsidiary		3,519	4,076
Equity in undistributed earnings of bank subsidiary		6,827	3,963
Net earnings	$	10,346	8,039

CONDENSED STATEMENTS OF CASH FLOWS

(Dollars in thousands)		Year ended December 31 2022	Year ended December 31 2021
Cash flows from operating activities:			
Net earnings	$	10,346	8,039
Adjustments to reconcile net earnings to net cash			
provided by operating activities:			
Net decrease in other assets		108	1
Net decrease in other liabilities		(408)	(120)
Equity in undistributed earnings of bank subsidiary		(6,827)	(3,963)
Net cash provided by operating activities		3,219	3,957
Cash flows from financing activities:			
Dividends paid		(3,720)	(3,682)
Stock repurchases		(504)	(1,619)
Net cash used in financing activities		(4,224)	(5,301)
Net change in cash and cash equivalents		(1,005)	(1,344)
Cash and cash equivalents at beginning of period		2,705	4,049
Cash and cash equivalents at end of period	$	1,700	2,705

Performance Graph

The following performance graph compares the cumulative, total return on the Company's Common Stock from December 31, 2017 to December 31, 2022, with that of the Nasdaq Composite Index and S&P U.S. BMI Banks – Southeast Region Index (assuming a $100 investment on December 31, 2017). Cumulative total return represents the change in stock price and the amount of dividends received over the indicated period, assuming the reinvestment of dividends.



Index	Period Ending					
	12/31/2017	12/31/2018	12/31/2019	12/30/2020	12/31/2021	12/31/2022
Auburn National Bancorporation, Inc.	100.00	83.35	143.34	115.20	91.76	67.91
NASDAQ Composite Index	100.00	97.16	132.81	192.47	235.15	158.65
S&P U.S. BMI Banks - Southeast Region Index	100.00	82.62	116.45	104.41	149.13	121.30

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CORPORATE INFORMATION

Corporate Headquarters

100 North Gay Street
P.O. Box 3110
Auburn, AL 36831-3110
Phone: 334-821-9200
Fax: 334-887-2796
auburnbank.com

Independent Auditors

Elliott Davis LLC
355 S. Main Street, Suite 500
Greenville, SC 29601

Shareholder Services

Shareholders desiring to change the name, address or ownership of Auburn National Bancorporation, Inc. common stock or to report lost certificates should contact our Transfer Agent:

Computershare
P.O. Box 43006
Providence, RI 02940-3006
Phone: 1-800-368-5948

For frequently asked questions, visit the Transfer Agent's home page at: computershare.com

Annual Meeting

Tuesday, May 9, 2023
3:00 PM (Central Time)

AuburnBank Center
100 North Gay Street
Auburn, AL 36830

Investor Relations

A copy of the Company's annual report on Form 10-K, filed with the Securities and Exchange Commission (SEC), as well as our other SEC filings and our latest press releases, are available free of charge through a link on our website at auburnbank.com. Requests for these documents may also be made by emailing Investor Relations at investorrelations@auburnbank.com or by contacting Investor Relations by telephone or mail at the Company's headquarters.

Common Stock Listing

Auburn National Bancorporation, Inc. Common Stock is traded on the Nasdaq Global Market under the symbol AUBN.

Dividend Reinvestment and Stock Purchase Plan

Auburn National Bancorporation, Inc offers a Dividend Reinvestment Plan (DRIP) for automatic reinvestment of dividends in the stock of the company. Participants in the DRIP may also purchase additional shares with optional cash payments. For additional information or for an authorization form, please contact Investor Relations.

Direct Deposit of Dividends

Dividends may be automatically deposited into a shareholder's checking or savings account free of charge. For more information, contact Investor Relations.

AUBURN NATIONAL
Bancorporation, Inc.



AUBURN NATIONAL
Bancorporation, Inc.

AUBURNBANK.COM | MEMBER FDIC